2018 Annual Information Form April 3, 2019

EXPLANATORY NOTES

Unless otherwise stated, the information in this Annual Information Form is stated as of December 31, 2018, and all references to the Corporation's fiscal year are to the year ended December 31, 2018. In this Annual Information Form, the Corporation and its subsidiaries, The Flowr Canada Holdings ULC and The Flowr Group (Okanagan) Inc., are collectively referred to as the "Corporation" or "Flowr", unless the context otherwise requires.

Information contained on, or otherwise accessed through, the website of the Corporation, www.flowr.ca, shall not be deemed to be a part of this Annual Information Form and such information is not incorporated by reference herein and should not be relied upon by readers for the purpose of determining whether to invest in the Common Shares (as defined herein) or any other securities of the Corporation.

Unless otherwise indicated, all charts, graphs, tables and figures are prepared by the Corporation's management.

Glossary

Attached as Appendix "A" to this Annual Information Form is a comprehensive glossary of terms. Capitalized terms not otherwise defined in the body of this Annual Information Form shall have the meanings ascribed to such terms in the glossary.

Trademarks

This Annual Information Form includes trademarks that are protected under applicable intellectual property laws and are the property of the Corporation or its affiliates or licensors. Solely for convenience, the trademarks of the Corporation or its affiliates and/or licensors referred to in this Annual Information Form may appear with or without the ® or ™ symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Corporation or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this Annual Information Form are the property of their respective owners.

Currency

All references to "$" in this Annual Information Form refer to Canadian dollars, unless otherwise indicated.

Market Data

This Annual Information Form contains certain statistical data, market research and industry forecasts that were obtained, unless otherwise indicated, from independent industry and government publications and reports or are based on estimates derived from such publications and reports and management's knowledge of, and experience in, the markets in which the Corporation operates. Industry and government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While the Corporation believes this data to be reliable, market and industry data is subject to variation and cannot be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Corporation has not independently verified the accuracy or completeness of such information contained herein. In addition, projections, assumptions and estimates of the Corporation's future performance and the future performance of the industry in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading "Risk Factors" in this Annual Information Form.

3	2018 Annual Information Form

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form constitute "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"), which are based upon the Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Corporation's objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation are forward-looking statements. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Annual Information Form, may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•      the performance of the Corporation's business and operations;

•      the Corporation's capital expenditure programs;

•      the future development of the Corporation, its growth strategy and the timing thereof;

•      the construction and expected completion of the facilities and projects in Kelowna;

•      the acquisition strategy of the Corporation;

•      the estimated future contractual obligations of the Corporation;

•      the Corporation's future liquidity and financial capacity;

•      the Corporation's ability to satisfy its financial obligations in future periods;

•      the supply and demand for cannabis products and services similar to the Corporation's products and services;

•      cost and/or pricing of the Corporation's products;

•      expectations regarding the Corporation's ability to raise capital;

•      the Corporation's treatment under government regulatory and taxation regimes; and

•      the Corporation's net sales of all or any one of its products.

With respect to the forward-looking statements contained in this Annual Information Form, the Corporation has made assumptions regarding, among other things:

•      the ability to develop and market future products;

•      timing to launch new products;

•      cost to develop and/or manufacture products;

•      operating cost estimates and yield trends for the Corporation;

•      inventory levels;

•      pricing for the Corporation's products;

•      future market demand/trends;

•      gross profitability for products;

4	2018 Annual Information Form

•      the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•      the successful sale of products to third parties on terms favorable to the Corporation;

•      the ability of the Corporation to maintain key strategic alliances, and licensing and partnering arrangements, now and in the future;

•      the ability of the Corporation to complete construction of its facilities on time or at all;

•      any delay in the construction and/or licencing of the facilities of the Corporation not being material;

•      the ability of the Corporation to maintain its distribution networks and distribute its products effectively;

•      the general regulatory environment in which the Corporation operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•      the timely receipt of any required regulatory approvals;

•      the general economic, financial, market and political conditions impacting the industry in which the Corporation operates;

•      the tax treatment of the Corporation and the materiality of legal proceedings;

•      the ability of the Corporation to achieve or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund future acquisitions and/or development, including construction and licencing of the facilities of the Corporation;

•      the ability of the Corporation to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•      reliance on third party suppliers to supply the Corporation with products required for its business on favourable terms;

•      the ability of the Corporation to generate sufficient cash flow from operations;

•      the availability of raw materials and finished products necessary for the Corporation's products;

•      the impact of increasing competition;

•      the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•      the ability of the Corporation to maintain and enforce the protection afforded by trade secrets or other intellectual property rights;

•      the ability of the Corporation to conduct operations in a safe, efficient and effective manner;

•      the results of continuing and future safety and efficacy studies by industry and government agencies related to the Corporation's products; and

•      the ability of the Corporation to successfully market its products and services.

Forward-looking statements contained in this Annual Information Form are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Annual Information Form as a result of numerous known and unknown risks and uncertainties and other factors. The Corporation cannot guarantee future results.

Risks related to forward-looking statements include those risks referenced herein and in the Corporation's other filings with the Canadian Securities Regulators. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to, the risk factors described above and included under the heading "Risk Factors" in this Annual Information Form.

Forward-looking statements contained in this Annual Information Form are based on the Corporation's current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this Annual Information Form for the purpose of assisting the reader in understanding management's current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Corporation nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.

5	2018 Annual Information Form

Such forward-looking statements are made as of the date of this Annual Information Form and the Corporation disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

All of the forward-looking statements made in this Annual Information Form are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this Annual Information Form, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Corporation's management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this Annual Information Form.

6	2018 Annual Information Form

CORPORATE STRUCTURE

Name, Address and Incorporation

The Flowr Corporation was incorporated under the Business Corporations Act (Alberta) on June 1, 2016. In connection with the completion of the Qualifying Transaction (as defined below), the Corporation continued from being governed under the Business Corporations Act (Alberta) to being governed under the Business Corporations Act (Ontario) on September 25, 2018 and amalgamated on January 1, 2019 with a subsidiary of the Corporation, The Flowr Group Inc. The head office of Flowr is located at 461 King Street West, Floor 2, Toronto, Ontario M5V 1K4. The registered office of the Corporation is located at 100 Allstate Parkway, Suite 201, Markham, Ontario L3R 6H3. The Corporation's shares are listed on the TSX-V under the symbol "FLWR".

The Corporation, formerly known as The Needle Capital Corp. ("Needle") was previously classified as a Capital Pool Company as defined in Policy 2.4 of TSX-V. On September 21, 2018, the Corporation completed a qualifying transaction under the TSX-V rules pursuant to a business combination agreement between The Flowr Corporation ("Flowr Privateco"), Needle and 2652253 Ontario Inc. ("Needle Subco") which resulted in a reverse takeover of Needle by the shareholders of Flowr Privateco (the "Qualifying Transaction"). In connection with the Qualifying Transaction, Flowr Privateco and Needle Subco amalgamated and the name of the amalgamated company was changed to The Flowr Group Inc. On January 1, 2019, the Corporation and The Flowr Group Inc. amalgamated with the name of the amalgamated company being "The Flowr Corporation".

7	2018 Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

Company History

The Corporation, formerly known as Needle, was previously classified as a Capital Pool Company as defined in Policy 2.4 of the TSX-V. The principal business of Needle was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein in a manner that would constitute a qualifying transaction under TSX-V rules.

On September 21, 2018, the Corporation completed the Qualifying Transaction pursuant to a business combination agreement between Flowr Privateco, Needle and Needle Subco, which resulted in a reverse takeover of Needle by the shareholders of Flowr Privateco. In connection with the Qualifying Transaction, Flowr Privateco and Needle Subco amalgamated and the name of the amalgamated company was changed to The Flowr Group Inc. On January 1, 2019, the Corporation and The Flowr Group Inc. amalgamated with the name of the amalgamated company being "The Flowr Corporation".

Prior to December 1, 2017, the business of the Corporation was originally undertaken solely by Cannatech Plant Systems Inc. ("Cannatech"), a British Columbia corporation. On December 1, 2017, a reorganization was completed that resulted in the limited partners of Flowco Services LP and Flowco Investments LP becoming shareholders of Flowr Privateco and Flowr Privateco having one direct subsidiary, The Flowr Canada Holdings ULC ("Flowr ULC"), a British Columbia corporation, and two indirect subsidiaries, The Flowr Group (Okanagan) Inc., formerly known as Cannatech ("Flowr Okanagan") and Flowco Advisory LP (organized in Ontario).  Flowco Advisory LP is a dormant entity with no assets at this time. For a further description of the reorganization, see the Corporation's consolidated financial statements for the years ended December 31, 2018 and 2017 under the heading "Corporate Information".

The Corporation owns 100% of the issued and outstanding common shares of Flowr ULC and two U.S. shareholders own 100% of the issued and outstanding class A preferred shares in the capital of Flowr ULC (the "Flowr ULC Class A Shares"). The Corporation's interest in Flowr Okanagan is held through Flowr ULC, which owns 100% of the issued and outstanding shares in Flowr Okanagan.

8	2018 Annual Information Form

DESCRIPTION OF THE BUSINESS

General Description of the Business

Flowr operates in the high growth cannabis industry and is focused on producing high-yield, premium cannabis for both medical patients and adult-use throughout Canada, through its indoor growing operations located in the Okanagan Valley of British Columbia (the "Kelowna Campus"). The Corporation's production launch plan is to continue to focus on dried flower products (i.e. dried flower jars and pre-rolls) and strategically enter adjacent verticals including cultivar sales, cannabis oils, vape technology, edibles, beverages and topical products as demand patterns evolve.  In light of this expected market demand, on February 12, 2019 Flowr purchased a parcel of land across the street from its current operations, which it plans to use for greenhouse production of cannabis and extraction of such other form factors (the "Flowr Forest"). The Corporation believes that a small subset of such form factors, such as "live resin" vape products, will be best produced using its indoor cultivated premium dried flower.  However, the Corporation believes that high quality versions of many of these form factors can be produced using lower-cost biomass from greenhouse and outdoor growing formats such as the Flowr Forest.

In addition, commencing in the second quarter of 2019, Flowr plans to sell a wide selection of cannabis cultivars in both clone and seed form. Flowr expects its efficient cultivation process will allow it to produce more than 3.2 million high quality clones on an annualized basis once the first facility in the Kelowna Campus is completed. These clones will be incremental to Flowr's cultivation process and therefore will be in excess of the Corporation's requirements to support its retail and medical production. Flowr believes that the current demand for high-quality clones exceeds supply given the rapid expansion of cultivation facilities commencing construction in Canada and globally.

The Corporation's operational team is comprised of individuals with significant experience in facility design, construction and cultivation. This operational team includes co-founders and employees of MedReleaf, which was sold to Aurora in a transaction valued at $3.2 billion when announced in May 2018. Having constructed 17 facilities under various regulatory regimes in Canada, the expertise of the Flowr operational team is unparalleled in the Canadian industry. As at December 31, 2018, the Corporation had 121 employees (78 full-time and 43 part-time).

Products

Flowr's branding strategy is focused on two distinct brands: (1) FlowrRx®, for the medical market; and (2) Flowr®, for the Canadian legalized adult-use market. FlowrRx® targets the wellness, health and alternative treatment market capturing revenue through regular patient use. The Flowr® brand is well positioned for the fast-growing adult-use cannabis markets, seeking to produce consistent, non-irradiated product to provide customers with premium product, with robust terpene profiles. Management believes premium, quality flower is difficult to grow and many consumers are willing to pay premium prices for premium product. The Corporation believes that Flowr's ability to grow premium products has allowed it to realize prices that exceed the Canadian national average price per gram by approximately 49%, based on sales data provided by the OCS and in becoming a leading brand in pre-roll products in Ontario.

The Corporation currently has the following cultivars available for sale in the adult use and medical markets in Canada:

Medical Market:

  BC Pink Kush
  BC Delahaze
  BC Durga Mata 2 CBD
  BC Intergalactic Princess CBD
  BC OG Sour Diesel
  BC Ice Cream
  BC Sensi Star
  BC Lemon Thai Kush
9	2018 Annual Information Form

Recreational Market:

  Ace Valley CBD
  Ace Valley Sativa
  BC Atomical Haze
  BC Belladonna
  BC Delahaze
  BC Lemon Thai Kush
  BC OG Sour Diesel
  BC Pink Kush
  BC Sensi Star
  BC Sour Diesel

Key Markets

Premium Indoor Grown Products Market

Adult-use dried flower sales in markets continue to experience strong growth, even as these markets mature and new product formats are introduced. Flowr believes that high product quality, as defined by sensory experience, THC content, and robust terpene profiles, is extremely important to frequent consumers' purchasing decisions.

Through its purpose-built indoor growing facility in the Okanagan Valley, which is being designed to GMP standards, the Corporation is able to control key growing variables to cultivation, including lighting, temperature, irrigation and pest control. Key insights developed by designing and developing multiple growing facilities have allowed Flowr to design systems intended to optimize yield, number of harvests per year, quality of product and product consistency.

Flowr believes that through exerting a high degree of control over the environment in which cannabis is grown using its state-of-the-art indoor facilities, it can achieve a high degree of product consistency with respect to the chemical composition and terpene profiles of the cultivars it grows, as well as the cleanliness of the end product distributed to consumers.

Cultivars

Flowr's strategy for growing and supplying premium cannabis products starts with the selection of seeds with the desired genetics. In addition to the cultivars available for sale, as described above, Flowr has another twenty (20) cultivars being tested for potential future production. Flowr typically selects plant genetics based on several factors including optimal growth characteristics, cannabinoid levels, terpene profiles, and anticipated distinctiveness in the market in order to curate a suitably complete product mix. Flowr plans to continue to develop new genetic varieties offering distinctive cannabinoid profiles and therapeutic effects. The Corporation is dedicated to the research of cannabis, and has assembled a team of experts to use genetics, breeding and cultivation data to create better and more resilient cultivars.

Flowr's PhD-led plant genetics research and development program is aimed at breeding new varieties of plants to meet the needs of specific customer preferences based on the success of the cultivars it sells.  The Corporation's development team includes leading product development and scientific executives, including the first North American recipient of a PhD in research focused on cannabis production.

In addition, an objective of the Corporation is to develop new and/or improved cannabis cultivars with genetics intended to optimize levels of production.  Accordingly, Flowr has entered into an agreement pursuant to which Flowr is building along with the Hawthorne Gardening Company ("Hawthorne"), a subsidiary of The Scotts Miracle-Gro Company, a 50,000 square foot research and development facility located at the Kelowna Campus. Flowr believes that this practical commercial laboratory will allow the Corporation to develop and refine new products and cultivation techniques, leveraging Hawthorne's decades of experience with growing techniques and growing products.

10	2018 Annual Information Form

Terpene Profiles and Irradiation

As part of strain selection, and in its overall approach to producing premium cannabis, the Corporation focuses on achieving industry-leading terpene levels responsible for producing rich tastes and aromas.  Terpenes are also thought to be important for the "entourage effect" by which multiple components of cannabis interact to create a psychoactive effect. The Corporation, therefore, believes that preserving the terpene profile of its products is an important differentiating factor in producing premium products.

Like other licensed producers, in order to comply with Health Canada's stringent requirements the Corporation treats some of its products with irradiation, a "kill step" used to eliminate microbial contamination.  However, unlike its peers - the vast majority of whom, according to MJ Observer, routinely use irradiation to comply - the Corporation has a strategic focus on reducing and ultimately eliminating the need for irradiation, because of the negative effect of irradiation on terpenes and the potential for residual mycotoxins.  A 2016 study conducted by the peer-reviewed journal Frontiers in Pharmacology found that the use of irradiation on cannabis measurably reduced multiple terpenes, in some cases by as much as 38%, potentially compromising its efficacy for medical customers, and its psychoactive effect, tastes and aromas for recreational customers.

Through exercising a high degree of control over the environment in which it grows its cannabis at the K1 Facility (as defined below), Flowr has been able to produce certain batches of products without the use of irradiation.  Through continued refinement of its design and construction capability, through the experiences of the Flowr operational team, the Corporation intends to reduce and potentially eliminate the use of irradiation.  Moreover, in designing its current facility to GMP standards (see "The Facility" below), Flowr believes that the cleanliness of such operations can further improve the ability of the Corporation to produce cannabis that is not affected by the growth of pests and bacteria, and thus not requiring irradiation.

The Facility

Flowr Okanagan is a holder of a Standard Cultivation, Standard Processing and Sale for Medical Purposes licence to produce and sell cannabis products (the "Licence") under the Cannabis Act and the Cannabis Regulations under the Cannabis Act (the "Cannabis Regulations") and operates, what the Corporation expects upon completion to be, an 85,000-square-foot GMP designed cultivation facility in Kelowna, British Columbia (the "K1 Facility"). Flowr carries on its current cultivation operations from the K1 Facility.

Flowr's operational team has significant experience in designing and building cannabis cultivation facilities and in cultivating cannabis plants, which has allowed the Flowr team to design and control the K1 Facility's cultivation environment. Accordingly, the K1 Facility features industry-leading security systems, climate control, lighting, cultivation systems, and other proprietary cultivation equipment to realize operational efficiencies.

Flowr leases the K1 Facility pursuant to a lease expiring November 30, 2041, with an option to extend the term of the lease as well as an option to purchase the K1 Facility pursuant to the terms of the lease.

Flowr expects to complete construction of the K1 Facility by the end of the third quarter of 2019. When complete, Flowr expects the K1 Facility to produce in excess of 10,000 kilograms of premium cannabis flower on an annualized basis. To the extent the Corporation has available working capital, the Corporation also anticipates beginning construction of its larger Kelowna 2 facility (the "K2 Facility") during the second half of 2019 and projects that facility to produce in excess of 40,000 kilograms on an annualized basis after its completion, which completion is targeted for the end of 2021 assuming that such project is fully funded in the near term.  In the first quarter of 2019, Flowr commenced construction of the Flowr Forest, and is targeting the second half of 2019 to begin cultivation of the Flowr Forest, assuming it receives all necessary licences and approvals to commence cultivation, including, without limitation, Health Canada and permitting approvals.  As described below, the Corporation believes that it can produce product for extraction into other form factors using lower-cost biomass from greenhouse and outdoor growing formats such as the Flowr Forest.  In addition, Flowr has a right of first refusal on two additional parcels of land adjacent to the Flowr Forest. See "Extraction Market".

11	2018 Annual Information Form

Manufacturing Certifications

The K1 Facility is designed to be compliant with GMP, including the requirements of the ICH. ICH Good Manufacturing Practices are the standards and procedures that pharmaceutical companies must adhere to in manufacturing products in North America. The ICH Good Manufacturing Practices exceed the good pharmacy practice standards required by Health Canada for growing and cultivating medical cannabis. The K1 Facility was assessed by Orion GMP Solutions to determine whether its production processes meet the ICH Good Manufacturing Practices requirements. Based on the results of Orion GMP Solutions' audit, Flowr expects that the ICH Good Manufacturing Practices certification will be received by the end of 2019 after completion of the K1 Facility. If obtained, this certification will signify that Flowr's production practices meet stringent pharmaceutical manufacturing requirements that are internationally harmonized in 17 countries including the United States, Canada, Singapore, Japan, Australia and several European nations. The Corporation expects that such certification, if obtained, will provide the Corporation with a competitive advantage relative to other producers that do not produce cannabis in compliance with these standards, in particular with respect to the export of products to jurisdictions, such as Germany and Australia, that require product to be manufactured in accordance with GMP standards.

Extraction Market

Flowr is planning to begin planting the Flowr Forest upon receipt of Health Canada and other required approvals. The products cultivated from the Flowr Forest will be used for extraction in developing edibles and concentrates. The Corporation expects extracts for vaping, cannabis oils, active pharmaceutical ingredients, edibles, capsules, tinctures and beverages to be brought to market in both psychoactive (THC-focused) and non-psychoactive (CBD-focused) varieties. The Corporation's development team that will lead its efforts on extraction includes leading product development and scientific executives with PhD holders, including the first North American recipient of a PhD in research focused on cannabis production. The Corporation believes that the addition of these new consumer-friendly formats will significantly expand the size of the addressable market for the Corporation, as convenient, discreet and precisely dosage-metered products such as vape pens, capsules and edibles, bring in new consumers less familiar with cannabis and less accustomed to smoking or vaping dried flower.  Flowr expects that its cost of production at the Flowr Forest will be significantly less than its current cost of production at the K1 Facility, thus enabling it to compete in the mass market with a lower cost product that benefits from Flowr's reputation as a premium provider of indoor grown premium flower.

Cultivar Market

Commencing in the second quarter of 2019, Flowr plans to sell a wide selection of cannabis cultivars in both clone and seed form. Flowr expects that its highly efficient cultivation process will allow it to produce more than 3.2 million high quality clones on an annualized basis once the K1 Facility is completed. Flowr believes there is an opportunity to sell cultivars in four key markets: Canadian licence holders seeking high quality genetics as they expand production; micro-cultivators, a new Health Canada licence subclass that can operate small "craft" cultivation facilities; export to producers in international markets; and, individuals purchasing through provincial or licenced private retailers for personal use.

Marketing

The Corporation's marketing strategies to promote Flowr's brands are primarily carried out through consumer education and in-person engagement at local events. Branding and marketing is also conducted through a digital component that consists of on-going website, blog and social channel content creation. Given the constraints imposed under the Cannabis Act and Cannabis Regulations related to marketing, the Corporation intends to use "guerilla" marketing techniques to market its products. The Corporation is in the process of building out its marketing function, and expects to manage most of its marketing functions internally.

Competitive Environment

In addition to other licensed producers currently operating, the Corporation expects that Health Canada will continue to grant new licenses to process, cultivate and sell cannabis and, therefore, the total number of licensed producers will increase. As such, the Corporation believes that it will face ongoing and increased competition from other licensed producers. Further, as the number of licensed producers increases, the supply of cannabis from licensed producers may exceed demand. The Cannabis Act also permits individuals to grow a limited number of cannabis plants for personal use. For further details on how cannabis may be produced and distributed in Canada see "Regulatory Framework - Canada" of this AIF.

12	2018 Annual Information Form

Key Distribution Channels

Recreational Market

Flowr has key distribution agreements with some of the largest Canadian provincial boards including Ontario and British Columbia and distribution arrangements in Saskatchewan, Nova Scotia and Manitoba. The Corporation will continue to optimize its distribution network to enhance the brand value of its products while selecting retail partners as regulations change in individual provinces.

In October 2018, Flowr also entered into a strategic partnership with AV Cannabis Inc. ("Ace Valley") to create a new brand of cannabis products for the adult-use market with the team that developed Ace Hill Beer. Ace Valley's curated product portfolio of pre-rolled joints and premium dried flower applies the Ace Hill Beer team's understanding of consumer values and trends to the cannabis market, while leveraging Flowr's expertise in cultivation. Ace Valley's flagship products are pre-rolled joints available in two cultivars: Ace Valley Sativa and Ace Valley CBD, both grown and craft-cured by Flowr's cultivators in the K1 Facility.  The Ace Valley partnership has provided Flowr with insights in identifying and capitalizing on consumer values and trends.

Medical Market

In January 2019, Flowr announced that it had entered into an agreement to supply medical cannabis to Shoppers on a purchase order basis, with a term of three (3) years, and a two (2) year renewal option. In addition, in Q1 of 2019, Shoppers' new e-commerce site became the direct-to-patient online provider of FlowrRx® products in Canada. Flowr believes that this opportunity could significantly increase its sales of medical cannabis products in Canada, given Shoppers reach and access to patients in Canada.  This agreement will also enable Flowr to have a low cost distribution channel for its medical products.

Yield

Unique insights developed by designing and developing multiple growing facilities have allowed Flowr to design systems intended to optimize yield, number of harvests per year and product consistency. Flowr's current annual production capacity of 4,500 kg at the K1 Facility is expected to expand to over 10,000 kg of production by the end of 2019 with the additional grow rooms coming on stream.

Management believes that Flowr's business strategy will allow the Corporation to generate strong growth and free cash flow. Growth will be driven by (i) increased domestic production and product breadth, (ii) international growth and (iii) continued operational efficiencies. As Flowr continues to expand its production, such expansion provides economics of scale and reduced production costs. The Corporation is targeting yields of 275 g/sq. ft by Q4 of 2019.  The Corporation believes its cultivation design, careful selection of cultivars to develop and lowering costs of production, such as packaging efficiencies and certain automation, will allow Flowr to achieve greater yields per square foot. This focus on high yields and lower costs is expected to generate a strong, attractive free cash flow profile and strong EBITDA margins, as Flowr continues to seek to price its premium products at premium pricing.

Recent Events

On November 19, 2018, the Corporation entered into a binding term sheet with Holigen Holdings Limited ("Holigen"), pursuant to which the Corporation agreed to lend $6,000,000 to Holigen. The proceeds received from Flowr are being used by Holigen to purchase land and obtain certain cannabis related licenses in certain jurisdictions including Portugal. As of December 31, 2018, $6,000,000 had been advanced to Holigen. Flowr has the right to convert all debt owing under the loan facility into the same class of shares held by the shareholders of Holigen, or a subsidiary thereof, that would result in a 19.8% equity interest in Holigen, or a subsidiary thereof.

The Corporation's Filing Statement dated September 19, 2018 included information related to the Corporation's use of proceeds from the RTO Financing. As a result of the foregoing, the Corporation has committed $6,000,000 from the RTO Financing to advance this loan to Holigen.

13	2018 Annual Information Form

On December 19, 2018, the Corporation entered into the Holigen Agreement which effectively exercises the Corporation's option to convert the loan receivable into shares of Holigen, or a subsidiary thereof. In addition, on December 19, 2018, the Corporation entered into a license agreement with Holigen, whereby the Corporation agreed to provide certain intellectual property to Holigen to accelerate the completion of Holigen's construction and licensing projects. The closing of the acquisition of the 19.8% equity interest with Holigen, or a subsidiary thereof, is subject to certain closing conditions.

14	2018 Annual Information Form

EQUITY TRANSACTIONS

The Corporation completed the following equity transactions during the past three years:

  On September 30, 2016 Needle completed a private placement of 4,200,000 Needle Shares at a price of $0.05 per share for aggregate gross proceeds of $210,000.

  On September 15, 2017, Needle completed its initial public offering of 3,000,000 Needle Shares at a price of $0.10 per share pursuant to a prospectus dated June 16, 2017.

  On January 9, 2018, Flowr Privateco completed a non-brokered private placement of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The private placement closed in two tranches, as follows:

    On December 28, 2017, 14,185,000 Flowr Class A Shares were issued for aggregate gross proceeds of $14,185,000; and

    On January 9, 2018, 815,000 Flowr Class A Shares were issued for aggregate gross proceeds of $815,000.

  Between April 11, 2018 and July 18, 2018, Flowr Privateco completed a non-brokered private placement, in five tranches, of 5,309,361 Flowr Common Shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339.

  As part of the Qualifying Transaction, Flowr Privateco completed a brokered and non-brokered private placement on August 28, 2018 of an aggregate of 13,807,734 Subscription Receipts at a price of $2.60 per Subscription Receipt for aggregate gross proceeds of $35,900,108 (the "RTO Financing").

15	2018 Annual Information Form

REGULATORY FRAMEWORK

The following summary addresses the primary laws and regulations of Canada, Australia and Portugal that are associated with the production and distribution of legal cannabis and related products. It does not address the laws and regulations of any other jurisdiction. The Corporation believes that, as of the date of this Annual Information Form, it is in material compliance with all laws and regulations summarized below.

Canada

Background

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult-use. Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was legal and was regulated by the ACMPR made under the CDSA. The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, sale and distribution of medical cannabis and related oil extract. Given that the Cannabis Act and the Cannabis Regulations are very new, the impact of such regulatory changes on the Corporation's business is unknown. See "Risk Factors - Changes in Laws, Regulations and Guidelines".

The Cannabis Act provides a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult use) use, to be implemented by regulations made under the Cannabis Act. The Cannabis Act maintains separate access to cannabis for medical purposes, including providing that import and export licences and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) Licences, Permits and Authorizations; (2) Security Clearances; (3) Cannabis Tracking System; (4) Cannabis Products; (5) Packaging and Labelling; (6) Cannabis for Medical Purposes; and (7) Drugs Containing Cannabis.

Transitional provisions of the Cannabis Act provide that every licence issued under Section 35 of the ACMPR that was in force immediately before the day on which the Cannabis Act came into force (being October 17, 2018) was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act will be valid for a period of no more than five years.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a "key position" such as directors, officers, large shareholders and individuals identified by the Minister, must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licenced production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis. See "Risk Factors - Dependence on Skilled Labour and Suppliers".

16	2018 Annual Information Form

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system will be to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. The Minister has introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to submit monthly reports to the Minister, among other things.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level and permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as "pre-rolled" and capsule products. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) are currently prohibited but expected to be permitted within one year following the Cannabis Act coming into force. The Cannabis Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Cannabis Regulations include vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are set out in a separate regulatory proposal issued after the coming into force of the Cannabis Act.

Packaging and Labelling

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products which are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements require plain packaging for cannabis products, including strict requirements for logos, colours and branding, as well as packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require mandatory health warnings, standardized cannabis symbols and specific product information. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the cultivator; (ii) a mandatory health warning, rotating between Heath Canada's list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. The Cannabis Regulations provided a six-month transitional period to allow licenced holders to sell cannabis products labelled in accordance with the ACMPR.

Advertising

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics is permitted and will be subject to the provisions of the Cannabis Act.

Cannabis for Medical Purposes

With the Cannabis Act and the Cannabis Regulations coming into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as it existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Under Part 14 of the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licenced producers; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as cannabis plants or seeds, must be obtained from licenced producers. It is possible that (ii) and (iii) could significantly reduce the addressable market for the Corporation's products and could materially and adversely affect the business, financial condition and results of operations of the Corporation. However, management of the Corporation believes that many patients may be deterred from opting to proceed with options (ii) or (iii) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

17	2018 Annual Information Form

Provincial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult-use purposes and related matters by the federal government, the Cannabis Act provides that the provinces and territories of Canada have authority to regulate other aspects of adult-use cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters. At present, the Corporation has entered into supply agreements or arrangements with distributors in the provinces of Ontario, Manitoba, Saskatchewan, Nova Scotia and British Columbia. All Canadian provinces and territories have announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There are essentially three general frameworks that the provinces and territories have proposed and/or enacted: (i) private cannabis retailers licenced by the province; (ii) government run retail stores; or (iii) a combination of both frameworks (e.g., privately licenced bricks and mortar retail stores, while online retail stores are operated by the applicable provincial government). Regardless of the framework, the adult-use cannabis market is ultimately supplied by federally licenced cultivators and processors. In many cases, the provinces and territories that have or propose to have privately licenced retailers will have a government run wholesaler. Such privately licenced retail stores are or will be required to obtain their cannabis products from the wholesalers, while the wholesalers, in turn, acquire the cannabis products from the federally licenced cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18.

Québec: In Québec, all adult-use cannabis must be managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and retail sale of adult-use cannabis is to be conducted through the Ontario Cannabis Retail Corporation ("OCRS"), a subsidiary of the Liquor Control Board of Ontario, while adult-use cannabis is sold online through the OCS platform. Ontario allowed the sale of adult-use cannabis by private retailers commencing on April 1, 2019. In addition, the regulatory regime in Ontario:

  requires private retailers to obtain both a retail operator licence and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator licence. Separate retail store authorizations are to be required for each cannabis retail store, but a licenced retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

  requires anyone who supervises employees, oversees cannabis sales, manages compliance or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager licence;

  limits licensed producers and their "affiliates" from holding more than one retail location between them, and requiring that such retail location be located on or within the premises licensed by the Cannabis Act. The term "affiliate" is broadly defined and includes, among other things: (i) a corporation of which licenced producers own or control (directly or indirectly) or have the right to acquire shares (or convertible securities) to which 9.9% or more of the voting rights attach; (ii) a partner in the same partnership as the licensed producer; and (iii) member of the same joint venture, unincorporated association, unincorporated syndicate or unincorporated organization as the licensed producer;

  prohibits federally licenced producers from promoting their products by way of providing any material inducement to cannabis retailers;

  permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities had until January 22, 2019 to pass such by-laws. Municipalities that opt out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a by-law providing for a further system of licensing over the retail sale of cannabis; and

18	2018 Annual Information Form

  imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRS, which may set a minimum price for cannabis or classes of cannabis.

British Columbia: In British Columbia, adult-use cannabis is to be sold through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Only licenced retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, adult-use cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority is to issue approximately 50 retail permits to private stores located across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

Manitoba: In Manitoba, a "hybrid model" for cannabis distribution applies where the supply of cannabis is secured and tracked by the Manitoba Liquor and Lotteries Corp.; however, licenced private retail stores will be permitted to sell adult-use cannabis.

New Brunswick: In New Brunswick, adult-use cannabis is sold through a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and adult-use cannabis is only to be sold publicly through government-operated storefronts and online sales.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, cannabis must be sold publicly, through government stores and online.

Newfoundland and Labrador: In Newfoundland and Labrador, adult-use cannabis must be sold through licenced private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the "NLC"), overseeing the distribution to private sellers who may sell to consumers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licences may later be issued to private interests. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers.

Yukon: The Yukon limits the initial distribution and sale of adult-use cannabis to government outlets and government-run online stores, and allows for the later licensing of private retailers.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the liquor commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: In Nunavut, the Nunavut Liquor and Cannabis Commission is responsible for the sale of cannabis remotely (both online and by phone), in physical stores, and through private third party agents.

Australia

Australia's federal, state and territorial regulatory framework is relatively new, as Australia transitions from a prohibition-based framework to a framework in which certain medical cannabis activities are permitted, but strictly regulated.

The cultivation, production, manufacturing, distribution and use of cannabis and cannabis products in Australia is governed by the Narcotic Drugs Act 1967 (Cth) (the "Narcotics Act"). Further, Australia's federal laws must adhere to the country's treaty obligations, including the Single Convention on Narcotic Drugs which restricts the possession, use, trade, distribution, import, export, manufacture and production of narcotic drugs (including cannabis) to medical and scientific purposes.

The Australian Government Department of Health regulates medical cannabis products through the Office of Drug Control (the "ODC"), which oversees controlled substances, including cannabis. The ODC is responsible for granting licences and permits for the cultivation and production, manufacture and importation of cannabis and cannabis products for medical and scientific purposes. In addition, the Therapeutic Goods Administration (the "TGA") also regulates the manufacture, registration and supply of medical cannabis. Under the Narcotics Act, cultivation and production, manufacturing and import licences are subject to screening by the ODC, and must satisfy certain "fit and proper person" requirements which take into account: (i) any convictions or civil penalties under the laws of the Commonwealth, states or territories; (ii) the associations of the directors and officers of the licensee; (iii) previous business experience of the directors and officers of the licensee; (iv) whether the directors and officers of the licensee are of good repute, having regard to their character, honesty and integrity; (v) the financial capacity and circumstances of the licensee; and (vi) and the ability of the licensee to meet the conditions of the licence.

19	2018 Annual Information Form

State and territorial governments are responsible for the prescription, storage and supply of medical cannabis and medical cannabis products.

Cultivation and Production

Cultivation, including production, requires a cultivation licence issued by the ODC. A cultivation licence allows the licensee to cultivate cannabis plants to produce dried cannabis and cannabis resin. Cultivation licences must be renewed every two years. Before starting cultivation and/or production, licensees must also obtain a cultivation permit and/or production permit from the ODC. Cultivation permits authorize specific activities relating to the cultivation of cannabis, and include restrictions on the types and strains of plants that may be cultivated, the maximum number of plants that may be cultivated, and limitations on the concentrations of THC and CBD that cannabis products may contain. Production permits authorise specific activities relating to the production of cannabis products, and include restrictions on the maximum quantity of dried cannabis or cannabis resin to be produced, the maximum quantity of dried cannabis and cannabis resin the licensee may hold, and the time period during which cultivation activities may occur. Both cultivation and production permits expire after three months.

Manufacturing

Similarly, manufacturing of cannabis products also requires a manufacturing licence and permits issued by the ODC. Manufacturing licences allow the licensee to manufacture cannabis products and to engage in certain related activities such as packaging, transport, storage, supply and destruction. Manufacturing licences must be renewed every two years. A manufacturing permit must also be obtained before starting to manufacture cannabis products. Manufacturing permits authorize certain activities and prescribe the maximum quantity of cannabis products that may be manufactured, the maximum quantity of cannabis products the licensee may hold, and the period during which manufacturing may occur. Like cultivation and production permits, manufacturing permits expire after three months.

Manufacturers of cannabis products must also comply with GMP in order to satisfy the requirements of the TGA. Manufacturing must occur at facilities inspected and approved by the TGA. Further, the TGA has also issued a Therapeutic Goods Order which imposes certain standards relating to decontamination, identification, chemical testing, adulteration and quality testing for medical cannabis and cannabis products in Australia.

Import

The ODC is also responsible for the issuance of import licences and permits, which are required to import "finished" medical cannabis products (products which are ready for supply to patients) and nursery stock for cannabis cultivation activities. Prospective import licensees must submit to an ODC inspection of their storage and security measures. Import licensees must obtain an import permit prior to each shipment, which discloses the details of the substance to be imported. Once cannabis products are imported, the licensee must comply with a number of record-keeping obligations, including maintaining records of the quantity of cannabis held and supplied. To import nursery stock, an additional permit is also required from the Department of Agriculture and Water Resources. Any plant material, including cannabis, imported into Australia is subject to biosecurity screening before entering the country as well as quarantine requirements before being released for cultivation.

Prescription, Supply and Storage

The prescription and supply of cannabis and cannabis products requires approval by the TGA, either in the form of the Special Access Scheme ("SAS") or Authorised Prescriber Scheme ("APS"). Both schemes permit medical practitioners to prescribe cannabis and cannabis products to patients; however, under the SAS, medical practitioners must seek approval from the TGA prior to writing each prescription on an individual patient basis, whereas the APS allows approved medical practitioners to prescribe cannabis to specific classes of patients with defined illnesses or which meet certain criteria. Medical practitioners that wish to prescribe cannabis, must first be approved by a Human Research and Ethics Committee, and must obtain approval from the applicable state or territory Health Departments.

20	2018 Annual Information Form

The supply of medical cannabis products by retail, other than by a pharmacist on prescription, is prohibited in Australia. Cannabis may only be supplied to certain parties expressly named in the applicable statutes, which are typically limited to medical practitioners and pharmacists. Each state and territory has specific requirements for companies that wish to supply medical cannabis products. Medical cannabis suppliers must first obtain a licence from the applicable state or territory Department of Health. A supply licence is generally only required in the state or territory in which the supplier will store products.

Subject to minor variations between jurisdictions, state and territorial laws impose mandatory standards for the storage of cannabis and cannabis products, which typically include that cannabis and cannabis products are stored in a lockable vault of specified thickness with specific locking mechanisms and securely attached to either a floor or wall. Cannabis and cannabis products must be kept under the control of the supplier, and supplied only in accordance with a relevant approval, such as the SAS or APS.

Portugal

Decree-Law no. 15/93, of January 1993 ("DL 15/93") provides the legal framework in Portugal for the cultivation, production, manufacture, distribution, wholesale trade, import, export, transit, transportation, possession by any title and use of narcotic drugs and psychotropic substances, including certain cannabis substances. DL 15/93, is regulated by Regulatory-Decree 61/94 ("RD 61/94"), which among other things, sets out regulations relating to: (i) cultivation and production; (ii) wholesale trade; (iii) delivery conditions; (iv) record keeping; (v) packaging and labelling; (vi) licensing requirements; and (vi) reporting obligations.

In July 2018, Law 33/2018, of 18 July ("Law 33/2018") was published, and subsequently came into effect, providing for the use of drugs, preparations and substances based on the cannabis plant, for medicinal use. New regulations were published on January 15, 2019 (Decree-Law 8/2019) and came into effect in February 2019, which provide that the sale authorization for placing the Cannabis-based drugs for medicinal use in the market can be issued for a period of five years and be renewed. In addition, these new regulations will: (i) require that licensees annually update the information provided in their initial licence application; (ii) provide that licensees must follow a system of good practices in the activities of cultivation, manufacture and distribution of Cannabis-based drugs for medicinal use, which must follow the European guidelines; and (iii) impose regulations on the prescription of cannabis-based drugs by doctors, which must follow the lists and regulations of the National Institute of Pharmacy and Medicine ("INFARMED") for the conditions cannabis-based drugs may be prescribed to treat.

INFARMED is authorized to regulate and supervise activities relating to the cultivation, production, extraction and manufacture, wholesale trade, distribution to pharmacies, import and export, transit, purchase, sale and delivery of drugs, preparations and substances based on the cannabis plant, for medicinal purposes, as provided for in the applicable laws. INFARMED is also responsible for Portugal's cannabis licensing regime.

21	2018 Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series without nominal or par value (the "Preferred Shares"). As at December 31, 2018, 86,700,306 Common Shares were issued and outstanding. As at April 3, 2019 86,895,352 Common Shares were issued and outstanding. As at December 31, 2018, and as at the date hereof, there were and are no preferred shares issued and outstanding.

Common Shares

There are no special rights or restrictions attached to the Common Shares. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of the Corporation properly applicable to the payment of dividends if and when declared by the Board provided that the Board shall declare dividends on the Preferred Shares (as defined below), or any other class of shares without being obliged to declare any dividends on the Common Shares of the Corporation. There are no provisions restricting the issuance of Common Shares or any other material restrictions. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Preferred Shares (as defined below) and to any other shares ranking equal to the Common Shares, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

The holders of Common Shares are entitled to receive notice of, and attend, all meetings of shareholders to be convened by the Corporation. At any general meeting, on a show of hands every shareholder who is present in person or by proxy and entitled to vote has one vote, and on a poll, every shareholder who is entitled to vote has one vote for each Common Share held and may exercise such vote either in person or by proxy, except for meetings at which only holders of another class or series of shares of the Corporation are entitled to vote separately as a class or series.

Preferred Shares

The Board may fix from time to time before each issuance of a series of Preferred Shares, the number of Preferred Shares comprising each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions.

The Preferred Shares of each series is entitled, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, or any other return of capital or distribution, to a preference over the Common Shares and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares of that series.

As at December 31, 2018, and as at the date hereof, there were and are no preferred shares issued and outstanding.

Flowr ULC Shares

In addition, there are currently 44,100,000 Flowr ULC Class A Shares, exchangeable at no additional consideration for Common Shares on a one for one basis at any time at the option of the holders thereof pursuant to the share exchange agreement dated August 2018 among the Corporation, Flowr ULC and certain shareholders of the Corporation.

Stock Option Plan

The Corporation's stock option plan (the "SOP") was approved by the TSX-V in connection with the Qualifying Transaction. Effective as of November 26, 2018, the SOP was amended. Such amendment was of a "house-keeping" nature to address certain United States securities laws matters, to reflect the adoption of the LTIP and to make certain administrative changes to reflect the total number of securities that may be issued pursuant to the SOP.  The amended SOP was approved by the shareholders of the Corporation at the special meeting of shareholders held on December 28, 2018 and was approved by the TSX-V on January 16, 2019.

Summary of the Stock Option Plan

The following is a summary of the principal provisions of the SOP and is qualified in its entirety by the full text of the SOP which is attached to the Corporation's management information circular dated November 26, 2018, available on SEDAR, online at www.sedar.com.

Stock options ("Options") to purchase Common Shares may be granted to full-time and part-time employees of the Corporation or its subsidiaries, and Directors, officers, consultants or advisors of the Corporation or its subsidiaries; provided, however, that a consultant or advisor shall not be an eligible participant of the SOP unless such consultant or advisor is an individual that provides bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for Corporation's securities.

22	2018 Annual Information Form

Pursuant to the SOP, the exercise price of any Option cannot be less than the market price of the Common Shares at the time the Option is granted. Market price is deemed to be the closing price of the Common Shares on the TSX-V on the last trading day immediately preceding the day upon which the Option is granted, subject to any discounts that may be granted in accordance with the policies of the TSX-V. Options shall vest on the dates specified in the option agreement between the Corporation and the participant optionee. The exercise period of the Options cannot exceed ten (10) years. In the event that a participant ceases to be eligible under the SOP due to death or incapacity, Options that are exercisable will terminate 180 days after the date at which a participant ceases to be eligible, or in the case of retirement, 120 days after the date at which a participant ceases to be eligible. Subject to the provisions of any employment contract as it relates to exercise and vesting conditions, where a participant is terminated without good cause, the Options that are exercisable at the termination date will be exercisable until the earlier of (i) 30 days after that date, (ii) the date determined by the Board and (iii) the date at which the Option expires pursuant to the SOP. Where a participant is terminated by reason of good cause or resignation, any Options held by the participant will expire immediately and are cancelled at such time as may be determined by the Board.

The Board may grant Options, in accordance with the SOP, at any time they deem to be appropriate. The maximum number of Common Shares reserved for issuance under the SOP shall not exceed, in the aggregate, 10% of the issued and outstanding (a) Common Shares and (b) Flowr ULC Class A Shares (which are exchangeable for Common Shares at any time at the option of the holder), from time to time, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Common Shares reserved and set aside for issue under the SOP and under LTIP shall not exceed 20% of the Common Shares and Flowr ULC Class A Shares.

The maximum number of Common Shares reserved for issuance in any 12 month period to any individual employee, officer, Director, consultant or advisor shall not exceed 5% of the issued and outstanding Common Shares and Flowr ULC Class A Shares, and to any consultant or person providing investor relation activities shall not exceed 2% of the issued and outstanding Common Shares and Flowr ULC Class A Shares. The aggregate number of Common Shares that can be granted to insiders of the Corporation as a group shall not exceed 10% of the issued and outstanding Common Shares and Flowr ULC Class A Shares.

Common Shares that were the subject of Options that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under the SOP, effectively resulting in a replenishing of the number of Options available for grant under the SOP.

Long Term Incentive Plan

As part of an ongoing review of the Corporation's compensation strategies, effective as of November 26, 2018 the Board approved the long term incentive plan (the "LTIP"). The LTIP was approved by the shareholders of the Corporation at the special meeting of shareholders held on December 28, 2018 and was approved by the TSX-V on January 16, 2019.

Under the terms of the LTIP the Board or, if authorized by the Board, a committee of the Board may grant units ("Units"), which may be either restricted share units ("RSUs") or deferred share units ("DSUs") to officers, Directors, employees or consultants of the Corporation; provided, however, that a consultant or advisor shall not be an eligible participant of the LTIP unless such consultant or advisor is an individual that provides bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation's securities. The purpose of the LTIP is to advance the interests of the Corporation: (a) through the motivation, attraction and retention of key employees and Directors of the Corporation; (b) by aligning the interests of eligible participants with the interests of shareholders generally; and (c) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Corporation.

There are no RSUs or DSUs issued and outstanding as at the date of this Annual Information Form.

Summary of the Long Term Incentive Plan

The following is a summary of the principal provisions of the LTIP and is qualified in its entirety by the full text of the LTIP which is attached to the Corporation's management information circular dated November 26, 2018, available on SEDAR, online at www.sedar.com.

23	2018 Annual Information Form

Pursuant to the terms of the LTIP each Unit represents the right to receive one Common Share. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units is evidenced by an agreement between the Corporation and the participant. The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the (a) Common Shares and (b) Flowr ULC Class A Shares (which are exchangeable for Common Shares at any time at the option of the holder), being 13,057,421 Common Shares, provided that the Board shall have the right, from time to time, to increase such number of Common Shares subject to the approval of shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Common Shares reserved and set aside for issue under the LTIP and under the SOP shall not exceed 20% of the Common Shares and Flowr ULC Class A Shares. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a replenishing of the number of RSUs and DSUs available for grant under the LTIP.

The LTIP, together with all other previously established or proposed security-based compensation arrangements of the Corporation, including the SOP, may not result in:

(a) the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the issued and outstanding Common Shares and Flowr ULC Class A Shares;

(b) the issuance to insiders of the Corporation of a number of Common Shares exceeding, within a one year period, 10% of the issued and outstanding Common Shares and Flowr ULC Class A Shares; or

(c) the issuance to any one insider of the Corporation, within a one year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares and Flowr ULC Class A Shares.

Restricted Share Units

An officer, Director, employee or consultant of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an "RSU Participant").

Unless otherwise approved by the Board, an RSU will vest as to 33 1/3% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is 3 years following the calendar year in which the service was performed in respect of which the particular award was made (the "Final Vesting Date"), provided further that all payments under a particular award of a U.S. taxpayer shall be made on or before December 31st of the year in which the scheduled RSU vesting date (determined without regard to Section 3.2.2 of the LTIP) occurs or, if later, by the date that is two and one-half (2 ½) months after such scheduled RSU vesting date. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 10 business days after the blackout period ends (the "Extension Period"). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.

On each vesting date, the Corporation decides, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at such date. For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX-V for the 5 trading days immediately preceding the vesting date for a RSU or DSU Termination Date (as defined below) in respect of DSUs, as applicable.

If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date, subject to the provisions of any RSU Participant's employment contract. In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of an RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

24	2018 Annual Information Form

Deferred Share Units

A Director of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a "DSU Participant").

All DSUs awarded to a DSU Participant vest on the date on which the DSU Participant ceases to be a Director of the Corporation (the "DSU Termination Date"). Notwithstanding the foregoing, any payments under a particular award of a U.S. taxpayer shall be made as soon as practicable following a DSU Termination Date in accordance with the LTIP, but in no case later than December 31st of the year in which such DSU Termination Date occurs or, if later, by the date that is two and one-half (2 ½) months after such DSU Termination Date.

On the DSU Termination Date, payment in respect of a DSU Participant's DSUs becomes payable and the Corporation decides, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at the DSU Termination Date.

In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a DSU award, the number of DSUs relating to such award shall be increased to reflect the amount of the dividend.

Amendments

The Corporation retains the right without the approval of shareholders:

(a) to amend the LTIP or any RSUs or DSUs to:

i. make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;

ii. change vesting provisions of the LTIP or any RSUs or DSUs;

iii. make any other amendments of a non-material nature;

iv. make amendments to the definition of "DSU Participant" and/or "RSU Participant" or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;

v. make amendments to the manner in which eligible participants may elect to participate in the LTIP;

vi. make any amendments to the provisions concerning the effect of the termination of a participant's employment or services on such participant's status under the LTIP; or

vii. make any amendment which is intended to facilitate the administration of the LTIP; or

(b) to suspend, terminate or discontinue the terms and conditions of the LTIP and the RSUs and DSUs granted under the LTIP by resolution of the Board, provided that:

i. no such amendment to the LTIP shall cause the LTIP in respect of RSUs to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) (the "ITA") or any successor to such provision;

ii. no such amendment to the LTIP shall cause the LTIP in respect of DSUs to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

iii. any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX-V, as may be required.

Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the RSUs and DSUs granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the LTIP other than as described above shall require the approval of shareholders given by the affirmative vote of a simple majority of the Common Shares (or, where required, "disinterested" shareholder approval) represented at a meeting of shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring shareholder approval include:

25	2018 Annual Information Form

(a) to increase the number of Common Shares reserved under the LTIP;

(b) to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

(c) the extension of any right of a participant under the LTIP beyond the date on which such right would originally have expired;

(d) to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(e) to permit awards other than RSUs and DSUs under the LTIP; and

(f) to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without Shareholder approval.

In accordance with the policies of the TSX-V, to the extent that the Corporation grants RSUs, DSUs or Options to eligible participants under the LTIP and SOP, as applicable, which are agreed to be settled in cash on the grant date, such RSUs, DSUs and Options will not reduce the pool of securities available for grant under the SOP and LTIP, respectively.

26	2018 Annual Information Form

DIVIDEND POLICY

There are no restrictions in the Corporation's articles preventing the Corporation from paying dividends. All of the Common Shares are entitled to an equal share in any dividends declared and paid. The Preferred Shares are entitled to any dividends declared and paid, and are entitled to preference over the Common Shares. The Board will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Corporation's financial position at the relevant time. In the future, the Corporation may enter into certain financing arrangements which may contain restrictions on the Corporation's ability to issue dividends.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed on the TSX-V under the trading symbol “FLWR”. The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on the TSX-V, the Canadian marketplace on which the greatest volume of trading or quotation generally occurs, for the periods indicated.

		TSX-V
Month	High	Low	Volume
	($)	($)
2019
April 1 – April 3	6.34	5.85	258,333
March	8.42	5.33	11,221,170
February	5.50	3.90	3,475,066
January	4.70	3.58	1,648,595
2018
December	4.39	2.74	1,799,895
November	3.94	2.96	1,099,260
October	7.19	3.11	3,350,790
September	8.00	4.00	2,438,254

Prior Sales

Common Shares – the following table summarizes details of the Common Shares issued by the Corporation during the Corporation’s most recently completed financial year:

Date	Type of Security Issued	Issuance Price per Security	Number of Securities Issued
September 21, 2018	Common Shares(1)	$2.60(2)	86,282.864(3)
November 10, 2018	Common Shares(4)	$0.05(4)	162,500
November 10, 2018	Common Shares(5)	$1.30(5)	18,461
December 7, 2018	Common Shares(6)	$0.05(6)	225,000
October 2018 – January 2019(7)	Common Shares(7)	$1.30(7)	16,587

(1)

Issued to former shareholders of Flowr Privateco pursuant to the Business Combination Agreement. Pursuant to the private placement of Subscription Receipts completed prior to the closing of the Qualifying Transaction, Flowr Privateco issued 13,807,754 Subscription Receipts, which were exchanged for one common share of Flowr Privateco, which common shares were then exchanged for Common Shares on a one-for- one basis pursuant to the Qualifying Transaction. This figure includes the Common Shares issued to holders of such Subscription Receipts and 36,923 stock options exercised by former officers of Needle.

(2)	Deemed price on a post-Consolidation basis, completed prior to the closing of the Qualifying Transaction.
(3)	See “Equity Transactions” in this Annual Information Form for financings completed by Needle and Flowr Privateco prior to the completion of the Qualifying Transaction.
(4)	Issued upon exercise of 162,500 stock options by former employees of Flowr Privateco. These stock options were granted on October 30, 2017 with each option having an exercise price of $0.05.

27	2018 Annual Information Form

(5) Issued upon exercise of 18,461 stock options by a former director of Needle. These stock options were granted in connection with Needle's initial public offering completed on September 15, 2017 with each option having an exercise price of $0.10 for each share (or an exercise price of $1.30 on a post-Consolidation basis).

(6) Issued upon exercise of 225,500 stock options by a former officer/employee of the Corporation. These stock options were granted on October 30, 2017 with each option having an exercise price of $0.05.

(7) Issued upon exercise of 16,587 warrants held by agents of Needle between October 3, 2018 and January 23, 2019. These warrants were issued in connection with Needle's initial public offering completed on September 15, 2017 with each warrant having an exercise price of $0.10 for each share (or an exercise price of $1.30 on a post-Consolidation basis).

On October 26, 2018, the Board approved a grant of 325,000 Options to an employee effective on that employee's first day of employment on January 7, 2019. As this individual was under a blackout period imposed by the Corporation at the time of commencing his employment, and continues to be in a blackout period as at the date of this Annual Information Form, these Options will not be issued until 24 hours after the expiration of the then imposed blackout period.

On February 6, 2019, the Board approved (i) an aggregate grant of 60,000 Options to certain Directors; and (ii) an aggregate grant of 794,885 Options to certain employees and an employee who is also a Director. As these individuals were under a blackout period imposed by the Corporation at the time of the approval, and continue to be in a blackout period as at the date of this Annual Information Form, these Options will not be issued until 24 hours after the expiration of the then imposed blackout period.

On April 3, 2019, the Board approved (i) an aggregate grant of 492,000 Options to certain employees and (ii) up to 650,000 Options that may be granted to potential new hires subject to those individuals entering into employment agreements with the Corporation. As these individuals were under a blackout period imposed by the Corporation at the time of the approval, and continue to be in a blackout period as at the date of this Annual Information Form, these Options will not be issued until 24 hours after the expiration of the then imposed blackout period.

28	2018 Annual Information Form

Stock Options/Warrants - the following table summarizes details of the issuances of stock options and warrants by the Corporation issued during the Corporation's most recently completed financial year:

Date	Type of Security Issued	Issuance Price per Security	Number of Securities Issued
September - October 2018(1)	Stock Options(1)	0.05(1)	4,000,000
September 21, 2018	Stock Options(2)	$2.60(2)	8,035,530
September 21, 2018	Stock Options(3)	$1.30(3)	18,461
September 21, 2018	Warrants(4)	$2.60(4)	441,720
September 21, 2018	Warrants(5)	$1.30(5)	23,077
October 2, 2018	Stock Options(6)	$5.24(6)	325,000
October 23, 2018	Stock Options(7)	$3.43(7)	20,000
November 6, 2018	Stock Options(8)	$3.60(8)	20,000

(1) Pursuant to the Business Combination Agreement and the Qualifying Transaction, these stock options were re-issued on September 10, 2018 and October 1, 2018 to employees and former employees in connection with the exchange of the stock options of Flowr Privateco that were originally issued on October 30, 2017 at a price of $0.05 per share. These options expire on October 30, 2022.

(2) Pursuant to the Business Combination Agreement and the Qualifying Transaction, these stock options were issued to employees, directors and an agent in connection with the exchange of the stock options of Flowr Privateco held by such employees, directors and an agent that were originally issued between June 1, 2018 and September 14, 2018 at a price of $2.60 per share. These options expire between May 31, 2023 and September 14, 2023.

(3) These stock options were issued to a former director of Needle that were originally granted in connection with Needle's initial public offering completed on September 15, 2017 with each option having an exercise price of $0.10 for each share (or an exercise price of $1.30 on a post-Consolidation basis). These options were fully exercised on November 10, 2018 in exchange for Common Shares.

(4) These warrants were issued to certain agents of the Corporation in connection with the financing completed concurrently with the Qualifying Transaction and expire on September 20, 2021.

(5) These warrants were issued to agents in connection with Needle's initial public offering completed on September 15, 2017 with each warrant having an exercise price of $0.10 for each share (or an exercise price of $1.30 on a post-Consolidation basis).

(6) Stock options granted to an officer of the Corporation expiring on October 2, 2023.

(7) Stock options granted to an employee of the Corporation expiring on October 23, 2023.

(8) Stock options granted to an employee of the Corporation expiring on November 6, 2023.

29	2018 Annual Information Form

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer - except as otherwise described below, as of April 3, 2019, to the Corporation's knowledge, there are no other securities in escrow or that are subject to a contractual restriction on transfer:

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	37,022,622	42.6%

Notes:

  36,861,086 of the escrowed securities are held by management, insiders and/or founders of the Corporation. Approximately 15,797,608 of these escrowed securities will be released on September 25, 2019 and approximately 21,063,478 of these escrowed securities will be released on March 25, 2020; and
  161,536 of these escrowed securities are held by former investors in Needle and approximately 80,768 of these escrowed securities will be released on each of September 25, 2019 and March 25, 2020.
30	2018 Annual Information Form

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

Directors and Executive Officers, Positions and Security Holdings

The following table sets out the name; city, state/province and country of residence and position with the Corporation. The table also sets out the principal occupation of each Director and executive officer of the Corporation for the five preceding years.

Name, Province or State and Country of Residence	Position with the Corporation(1)	Principal Occupation During the Past Five Years
Karen Basian(2)(3)(4)(5) Toronto, Ontario Canada	Director (appointed to the Board December 2018)
  President, KB Capital Management Inc. (June 2002 - present)
  Chief Operating Officer, Kognitiv Corp. (July 2018 - present)
  Managing Director, Newtopia Inc. (June 2012 - December 2017)
  Principal, Firefly Strategy Capital Inc. (January 2002 - May 2017)

Jason Broome Kelowna, British Columbia Canada	Chief Research and Innovation Officer
  Chief Research and Innovation Officer, Flowr (March 2019 - present)
  Vice President and Senior Vice President, Operations, Flowr (June 2017 - March 2019)
  Consultant, Kian Consulting Inc. (May 2012 - April 2016)

Alexander Dann Toronto, Ontario Canada	Chief Financial Officer
  Chief Financial Officer, Flowr (November 2017 - present)
  Chief Financial Officer, North American Nickel Inc. (March 2017 - November 2017)
  Chief Financial Officer, Era Resources Inc. (January 2014 - September 2017)

Lance Emanuel Toronto, Ontario Canada	President	President, Flowr (December 2018 - present) President and Chief Operating Officer, QuarterSpot, Inc. (April 2011 - December 2018)
Thomas Flow Kelowna, British Columbia Canada	Co-Chief Executive Officer and a Director (appointed to the Board September 2018)
  Co-Chief Executive Officer, Flowr (May 2018 - present)
  President, Flowr (December 2017 - April 2018)
  President, Flowr Privateco (December 2016 - December 2017)
  President, Flow Enterprises Ltd. (April 2015 - December 2016)
  Chief Operating Officer, MedReleaf Corporation (January 2013 - April 2015)

Steven Klein(6) Port Washington, New York United States of America	Director (appointed to the Board September 2018)	Chief Executive Officer of Apple Core Holdings LLC
Maurice Levesque(2)(3)(4)(5) Edmonton, Alberta Canada	Director (appointed to the Board December 2018)
  President, Heritage Bancorp Ltd. (August 2004 - present)
  Imperial Ginseng Products Ltd., Executive Vice President (October 2009 - present)
  Knightswood Financial Corp., President (June 2008 - present)
  President, Trilogy Bancorp Ltd. (January 1998 - present)

David Miller Bernardsville, New Jersey United States of America	Director (appointed to the Board September 2018)	Chief Financial Officer and General Counsel of Apple Core Holdings LLC
Lyle Oberg Kelowna, British Columbia Canada	Chief Policy and Medical Officer and a Director (appointed to the Board September 2018)	Chief Policy and Medical Officer, Flowr
Rishi Shah(2)(3)(4)(5)(7) Chicago, Illinois United States of America	Director (appointed to the Board September 2018)	Managing Director, Jumpstart Ventures

31	2018 Annual Information Form

Francesco Tallarico Mississauga, Ontario Canada	General Counsel and Corporate Secretary
  General Counsel and Corporate Secretary, Flowr (October 2018 - present)
  Chief Legal Officer and Corporate Secretary of Concordia International Corp., now ADVANZ Pharma Corp. (November 2014 - September 2018)
  Associate, Fasken Martineau DuMoulin LLP (September 2010 - November 2014)

J. André de Barros Teixeira(4) Alcabideche, Portugal	Director (appointed to the Board December 2018)
  General Manager, Bundaberg Brewed Drinks (September 2016 - January 2018);
  Entrepreneur in Residence, CSIRO (May 2015 - August 2016);
  Chief R&D and Quality Officer, Goodman Fielder Ltd. (April 2012 - April 2015)

Vinay Tolia Toronto, Ontario Canada	Co-Chief Executive Officer and a Director (appointed to the Board October 2018)	Co-Chief Executive Officer, Flowr (June 2018 - present) Managing Member, Bengal Capital (June 2006 - June 2018)

Notes:

(1) Each Director listed will hold his or her position as a Director of the Corporation until the next annual meeting of shareholders or until their respective successors are elected or appointed in accordance with applicable law or the Corporation's by-laws.

(2) Member of the Nominating and Corporate Governance Committee of the Corporation.

(3) Member of the Human Resources and Compensation Committee of the Corporation.

(4) Independent Director.

(5) Member of the Audit Committee of the Corporation.

(6) Non-Executive Chairman of the Board.

(7) Lead Independent Director.

32	2018 Annual Information Form

Shareholdings of Directors and Executive Officers

To the knowledge of the Corporation, as at March 11, 2019, the Directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 39,235,317 Common Shares, representing approximately 45% of the issued and outstanding Common Shares on that date.

Biographies

The following are brief profiles of the Directors and the executive officers of the Corporation.

Executive Officers

Jason Broome, Chief Research and Innovation Officer - Mr. Broome has 15 years' experience in the pharmaceutical industry with roles in: sales, marketing, business, unit management, government affairs and global advisory boards. Jason has established, operated and sold several healthcare-related companies. With a master's degree in Molecular Genetics, Jason's expertise spans all aspects of development. From molecule to market, Jason has led the commercialization of several key pharmaceutical brands.

Alexander Dann, Chief Financial Officer - Mr. Dann is a bilingual CPA, CA with over 25 years of experience leading financial operations and strategic planning for multinational public companies, primarily in the mining and manufacturing sectors. Alex was most recently CFO of Era Resources Inc., prior to its acquisition by The Sentient Group. He has held senior positions including CFO of Avion Gold Corporation prior to its acquisition by Endeavour Mining Ltd., CFO of Goldbelt Resources Ltd. prior to its acquisition by Wega Mining ASA and Group Controller of Litens Automotive Partnership, a division within Magna International Inc.

Lance Emanuel, President - Mr. Emanuel co-founded QuarterSpot, Inc., an online lending platform. As President and COO, Mr. Emanuel built the company into an industry leader by overseeing the issuance of 8,500 loans and $670 million in financing in 6 years. He also led LASO, Inc., the company's intellectual property arm and formed a distribution partnership with one of the top 3 credit bureaus in the U.S. Previously, Mr. Emanuel served as General Counsel and COO at GotCoders, Inc, a software development consultancy.  Mr. Emanuel holds a BBA, with distinction, from the University of Michigan's Ross School of Business and received his Juris Doctor from the Benjamin N. Cardozo School of Law in New York City.

Tom Flow, Co-Chief Executive Officer and a Director - Mr. Flow is globally recognized for his cannabis thought leadership and expertise in building and operating cannabis cultivation facilities. Over the past five years and in addition to his role at Flowr, Mr. Flow was a co- founder and Chief Operating Officer at MedReleaf from January 2013-April 2015. Mr. Flow sits on the board and advisory committees of several cannabis-related companies.

Dr. Lyle Oberg, Chief Policy and Medical Officer and a Director - Dr. Oberg received his MD degree from the University of Alberta in 1983. Dr. Oberg was a member of the Alberta Legislature from 1993 to 2008, and was the former Alberta Minister of Finance. Dr. Oberg was also formerly a medical doctor practising in Alberta. For the previous five years, Dr. Oberg was an independent consultant.

Francesco Tallarico, General Counsel and Corporate Secretary - Mr. Tallarico is Flowr's General Counsel and Corporate Secretary, overseeing all aspects of Flowr's legal needs, and providing leadership of Flowr's M&A and corporate finance strategy.  Prior to joining Flowr, Mr. Tallarico served as Chief Legal Officer and Corporate Secretary at Concordia International Corp. (now Advanz Pharma Corp.), a specialty pharmaceutical company listed on the TSX.  At Concordia, Mr. Tallarico led Concordia's global legal and compliance functions, M&A transactions valued at over USD$4.5 billion and a USD$2.4 billion corporate debt restructuring. Before joining Concordia, Mr. Tallarico practiced law in the corporate and securities group of Fasken in Toronto. Mr. Tallarico holds a BA from the University of Toronto and a JD from the University of Windsor.

Vinay Tolia, Co-Chief Executive Officer and a Director - Mr. Tolia attended the University of Michigan where he obtained a BA in economics and BSE in Industrial and Operations Engineering. Prior to his role with the Corporation, and over the past five years, Mr. Tolia was the managing member of Bengal Capital Trading LLC, a derivatives trading firm with a focus on listed equity options, and previously held roles with investment banking firms Peter J. Solomon Company and hedge fund Midtown Capital.

Directors

Karen Basian - Ms. Basian has over 25 years' in the consumer products, financial services and technology sectors. Karen is President of KB Capital Management Inc. (Strategy and Advisory Services). Karen also serves on the Board of Directors of goeasy (TSE:GSY) where she chairs the HR and Compensation Committee; BookJane (on-demand healthcare staffing software) where she Chairs the Audit Committee; Kognitiv (collaborative commerce) and was Managing Director of Newtopia, an innovative personalised health company. Previously, Karen was Chief Global Strategy and Business Development Officer for McCain Foods Ltd. An innovative thinker with deep financial acumen, Karen was recognized, in 2000 as one of Canada's 'Top 40 Under 40' for her work as the CFO & SVP, Corporate Services for 724 Solutions (NASDAQ/TSX). Prior roles include SVP Strategy for Frito-Lay North America; Manager with Bain and Company; and International Tax Specialist with Deloitte. Karen's community and philanthropic efforts include her advisory work with Baycrest, UHN, Robarts Research Institute and FINCA Canada; and the founding of the Jewish Womens Venture Philanthropy Fund. Karen is a CPA,CA; an MBA from IMEDE, Lausanne, Switzerland and Honors Business Administration from the University of Western Ontario.

33	2018 Annual Information Form

Steven Klein - Mr. Klein received his J.D., Magna Cum Laude, from Boston University Law School and a Master's Degree in tax law from New York University Law School. He received his Bachelor of Science in business from the State University of New York in Albany. Mr. Klein is currently, and has been over the past five years, the Chief Executive Officer of Apple Core Holdings, which owns and operates hotels and event spaces, and provides seed capital to hedge funds, venture capital funds, and private equity funds. Previously, Mr. Klein was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP.

Maurice Levesque - Mr. Levesque is a founder, Chairman, and Chief Executive Officer of Qwest Investment Management Corp. ("QIM"), an investment management firm specializing in identifying emerging trend opportunities, managing merchant banking transactions and structuring investment products in those sectors of the capital markets in which it has experience and expertise. Mr. Levesque is the Chairman, CEO and Chief Compliance Officer of Qwest Investment Fund Management Ltd., and Chairman, President and director of Heritage Bancorp Ltd. (both companies a subsidiary of QIM). Mr. Levesque has 30 years of experience in the Canadian financial industry and is recognized for his broad knowledge, skills and experience in the venture capital industry, financial services industry and for his leadership skills in new business formation and development. Mr. Levesque is a founder and/or a director of several private and publicly traded companies which operate in a variety of industries. Mr. Levesque graduated from The Northern Alberta Institute of Technology with a diploma in Administration Management.

David Miller - Mr. Miller studied accounting at The Wharton School of Business and received his law degree from Duke University. Over the past five years, Mr. Miller has been the Chief Financial Officer and General Counsel of Apple Core Holdings, which owns and operates hotels and event spaces, and provides seed capital to hedge funds, venture capital funds, and private equity funds.

Rishi Shah - Mr. Shah is Chairman and Managing Director of JumpStart Ventures, which helps early stage technology companies achieve traction at critical inflection points by offering advice on market and product strategy, supported with rapidly executed tactical marketing services. Previous to Jumpstart Ventures, in 2006 Mr. Shah founded Outcome Health and acted as Chairman and Chief Executive Officer of the company which worked to improve health outcomes by serving actionable health information to chronic disease patients at the point of care. In addition to his work at Jumpstart Ventures, Mr. Shah serves on the Board of Directors of many civic organizations including Young Presidents Organization (YPO), 1871, and MATTER, a community of healthcare innovators and incubator for ideas. Mr. Shah also serves as a mentor for numerous technology start-up accelerator/incubator programs including TechStars Chicago, HealthBox and Blueprint Health in New York City. Mr. Shah has had direct oversight over compensation related matters in many of these organizations where he has made compensation recommendations to the board or served on a compensation committee.

Dr. J. André de Barros Teixeira - Dr. André Teixeira is an Associate Partner and member of the Advisory Board of Globalpraxis, a consulting firm in Barcelona, Spain; Executive Professor at the Antwerp Management School, University of Antwerp, Belgium; Partner at Keiryo Packaging, a technology start-up in Luxembourg; Advisor and partner at Wine With Spirit, an award winning wine start-up in Lisbon, Portugal; Visiting Professor at CEIBS-Zurich Institute of Business, Switzerland; Member of the project funding evaluation panel of FIAL, Food Innovation Australia, Sydney, Australia, and Visiting Professor and consultant at the University of Fortaleza, Brazil. He is also a consultant in the areas of innovation, business development, multiculturalism in business, global development, motivation, story-telling, ideation, and mentor of CEOs and executives. Dr. Teixeira holds graduate and post-graduate degrees (BSc, MSc, MBA, PhD) in Philosophy, Industrial Chemistry, Food Science and Business Administration from the universities of Cambridge, Reading and Oxford in the UK.

34	2018 Annual Information Form

Corporate Cease Trade Orders or Bankruptcies

Except as described below, no individual who is a Director, officer or promoter of or a securityholder anticipated to hold sufficient securities of the Corporation to affect materially the control of the Corporation, is, or has been within the past ten years, a director, officer or promoter of any other person or company that, while such person was acting in that capacity, was:

(a) the subject of a cease trade or similar order or an order that denied the person or company access to any exemptions under applicable securities law for a period of more than 30 consecutive days; or

(b) declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. Tallarico was formerly the Chief Legal Officer of Concordia International Corp. ("Concordia"). In October 2017, Concordia commenced proceedings under the Canada Business Corporations Act ("CBCA") to restructure its balance sheet. The CBCA is a Canadian corporate statute that, among other things, allows Canadian corporations to restructure certain debt obligations. In most cases, a corporation working through a CBCA process will be able to complete a recapitalization transaction in a more efficient manner based on time, cost and other key factors. The CBCA is not a bankruptcy or insolvency statute. On September 6, 2018, Concordia completed its restructuring and continues to operate its business. Concordia is listed on the TSX and is now known as ADVANZ Pharma Corp.

Mr. Levesque has been the President and a director of Knightswood Financial Corp. ("KFC") since December 1996. KFC was a publicly listed company on the TSX-V until mid 2017, and prior to December 1998 was known as First Venture Developments Ltd. Trading in the shares of KFC was halted on June 11, 2001, pending clarification of the company's affairs. On July 20, 2001, trading in the securities of KFC resumed under the "Inactive" designation pending completion of the review of the company's reorganization as per Canadian Venture Exchange (now the TSX-V) Policy 2.6. This review resulted in KFC no longer being deemed inactive as per Policy 2.6.

Penalties or Sanctions

Except as described below, no Director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making an investment decision.

Messrs. Klein and Miller are former members of the board of directors of CNC Development, Ltd. ("CNC"). During the tenure of Messrs. Klein and Miller, CNC exhausted its liquidity and was unable to pay the necessary accounting and legal fees to fulfill its requirements as a publicly listed company in the United States to file periodic reports with the SEC. Trading in the shares of CNC was suspended and the SEC took administrative action to delist CNC in 2013.

In November 2017, certain shareholders of Outcome Health, of which Rishi Shah is a managing member, filed a claim against the company, its subsidiaries, and its owners, in the State Court of New York that included allegations of fraud. Further, a claim was filed against Gravitas Holdings, a subsidiary of the company, in the Chancery Court in Delaware. These claims were dismissed without prejudice in January 2018 and the matter was settled without admission of any wrongdoing by the company, its subsidiaries or its owners.

Individual Bankruptcies

Except as described below, no Director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such person, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Thomas Flow was declared bankrupt on April 6, 2011. On January 7, 2012, Mr. Flow was discharged pursuant to subsection 168.1(1) of the Bankruptcy and Insolvency Act, (Canada) from all debts, except those matters referred to in subsection 178(1) of the Bankruptcy and Insolvency Act, (Canada).

Conflicts of Interest

There are no known existing or potential conflicts of interest between the Corporation or a subsidiary of the Corporation and a Director or officer of the Corporation or a subsidiary of the Corporation.

35	2018 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY MATTERS

Other than as discussed herein, to the knowledge of the Corporation, there are no material legal proceedings or regulatory actions known or known to be contemplated against the Corporation or to which any of its property is or may be subject in respect of which the claim for damages, exclusive of interest and costs, exceeds ten percent (10%) of the current assets of the Corporation. No penalties or sanctions have been imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority and no settlement agreements have been entered into by the Corporation before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the Corporation, none of: (i) the Directors, executive officers or persons that beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding securities of the Corporation; or (ii) any associate or affiliate of the persons referred to in (i), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation or any of its subsidiaries.

PROMOTER

As of March 11, 2019: (i) Tom Flow beneficially owns, or controls or directs, directly or indirectly, a total of 26,025,000 Common Shares, representing approximately 18.4% of the equity of the Corporation on a fully diluted basis; and (ii) Steven Klein, through Core Flow Canada Holdings Inc., beneficially owns, or controls or directs, directly or indirectly, a total of 7,893,054 Common Shares and 41,598,000 Flowr ULC Class A Shares that are convertible into Common Shares, representing approximately 5.5% of the equity of the Corporation on a fully diluted basis. Other than as disclosed in this section or elsewhere in this Annual Information Form, no person who was a promoter of the Corporation:

  received anything of value directly or indirectly from the Corporation or a subsidiary within the last two years;
  sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;
  has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the Corporation access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;
  has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;
  has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or
  has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

Mr. Flow assigned certain patent applications to the Corporation for no consideration. The Corporation is now seeking these patents.

RELATED PARTIES

The Corporation and its subsidiaries are considered related parties under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") as a result of Core Flow Canada Holdings Inc.'s deemed beneficial ownership of the Common Shares underlying the Flowr ULC Class A Shares it holds, and also on the basis that Core Flow Holdings Canada Inc. is controlled by Steve Klein (a Director).

As a result, the Corporation does not benefit from the exemption of the application of the related party transaction rules in section 5.1 of MI 61-101 for transactions with Flowr ULC or Flowr Okanagan on the basis that: (i) it is not a downstream transaction, because Core Flow Canada Holdings Inc. is a related party of the Corporation and Core Flow Canada Holdings Inc. has more than 5% of the voting rights in Flowr ULC; and (ii) neither Flowr ULC nor Flowr Okanagan are wholly owned subsidiaries of the Corporation.

36	2018 Annual Information Form

The Corporation does from time to time enter into related party transactions with Flowr ULC and Flowr Okanagan primarily related to cash management transactions, intercompany loans and the issuances of shares from the Flowr ULC to the Corporation in accordance with the Share Exchange Agreement.

AUDIT COMMITTEE

The Board has established an audit committee comprised of three directors (the "Audit Committee"). As at December 31, 2018, the Audit Committee was chaired by Karen Basian and the other committee members included Rishi Shah and Maurice Levesque. Each member of the Audit Committee is independent of management of the Corporation and is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. The relevant education and experience of each member of the Audit Committee is provided above, under the heading "Directors and Executive Officers of the Corporation - Biographies".

The mandate of the Audit Committee is set out in the written Charter of the Audit Committee. A copy of the Audit Committee charter is included as Appendix "B" attached hereto.

Reliance on Certain Exemptions

The Corporation is a "venture issuer" as defined in NI 52-110 and, during the Corporation's most recently completed financial year, it relied on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations). In addition, as a result of the resignation of Mr. David Towill from the Board on October 26, 2018, the Corporation relied on the exemption in subsection 6.1.1(6) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Corporation's external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided. The Audit Committee may delegate to any independent member of the Audit Committee the authority to pre-approve any non-audit services.

External Auditor Service Fees

A summary of the external auditor service fees and billings paid or payable to the Corporation's external auditors in respect of the last two fiscal years ended December 31 is set out below:

Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
2018	$81,000	$38,500	$27,000	$21,950	$162,450
2017[1]	$51,000	$7,500	$27,000	$110,501	$196,001

Notes:

(1) These are the fees incurred by Needle prior to the completion of the Qualifying Transaction and also include fees incurred by Flowr Privateco, the private corporation that completed the Qualifying Transaction with Needle, as MNP LLP acted as auditor for both entities.

37	2018 Annual Information Form

MATERIAL CONTRACTS

The Corporation and/or its subsidiaries, as applicable, have entered into the following material contracts since the beginning of the Corporation's most recently completed financial year or before the Corporation's most recently completed financial year if any such contract is still in effect, and which are outside of the ordinary course of the Corporation's business. A description and summary for each material contract is provided below or has been cross-referenced in this Annual Information Form.

1. Holigen Agreement: On November 19, 2018, the Company entered into a binding term sheet with Holigen pursuant to which the Company agreed to lend $6,000,000 to Holigen. On December 19, 2018, the Company entered into the Holigen Agreement which (i) entitled the Company to convert the $6,000,000 loan into shares of Holigen, or a subsidiary thereof, and (ii) the Company purchased additional shares of Holigen, or a subsidiary thereof. The closing of the Company's acquisition of the shares of Holigen, or a subsidiary thereof, is subject to certain conditions. Upon closing, the Company will own 19.8% of the issued and outstanding shares of Holigen, or a subsidiary thereof.

2. Hawthorne Agreement: On December 14, 2018, Flowr ULC, Flowr Okanagan and Hawthorne entered into an amended and restated agreement pursuant to which Hawthorne retained Flowr Okanagan to oversee the construction of a research and development facility and provide certain research and development services. Pursuant to the Hawthorne Agreement, Flowr Okanagan and Flowr ULC will work with Hawthorne to design a research and development facility on property owned by Flowr Okanagan. Hawthorne agreed to loan Flowr Okanagan up to a maximum amount of $11,500,000 to construct the research and development facility. Flowr Okanagan will be the owner of the research and development facility.

3. The License: See "Description of the Business - The Facility".

4. The Lease: On December 1, 2016, 0954717 B.C. Limited and Cannatech Plant Systems Inc. (now Flowr Okanagan), entered into a lease for the K1 Facility. The Lease expires on November 30, 2041 and contains (i) a right of first refusal in favour of Flowr Okanagan to purchase the land if 0954717 B.C. Limited receives a third-party offer to purchase the land and (ii) an option to purchase the land.

5. Share Exchange Agreement: Needle, Flowr Privateco, Flowr ULC and Flowco US Partners entered into a share exchange agreement which sets out the rights of the Flowco US Partners to exchange their Flowr ULC Class A Shares for Common Shares, for no additional consideration, following the completion of the Qualifying Transaction and the mechanism by which additional Flowr ULC Common Shares will be issued to the Corporation in the event that the Corporation issues additional Common Shares.

6. Business Combination Agreement: On August 27, 2018, Needle entered into the Business Combination Agreement, pursuant to which the parties thereto agreed to: (i) the completion of the consolidation of all Needle Shares; (ii) change the name of Needle to "The Flowr Corporation"; (iii) a brokered private placement and a non-brokered private placement of up to 13,807,734 Subscription Receipts for aggregate gross proceeds of up to $35,900,108.40; (iv) the reconstitution of the board of directors of Needle to consist of five (5) directors nominated by Flowr Privateco; (v) the continuance of Needle from the ABCA to the OBCA; (vi) the amalgamation of Flowr Privateco and Needle Subco; and (vii) the issuance of 85,692,095 Common Shares at a deemed issue price of $2.60 per Common Share (post-consolidation).

7. Amalgamation Agreement: On August 27, 2018, Needle, Flowr Privateco and Needle Subco entered into the Amalgamation Agreement, as amended by an amending agreement dated September 10, 2018, pursuant to which Flowr Privateco was amalgamated with Needle Subco under section 174 of the OBA which resulted in the indirect acquisition by Needle of all of the issued and outstanding securities of Flowr Privateco.

Copies of the above listed material contracts are available on the Corporation's profile on SEDAR at www.sedar.com or upon request from the Corporation at 461 King Street W., Floor 2, Toronto, ON M5V 1K4.

38	2018 Annual Information Form

INTEREST OF EXPERTS

The auditors of the Corporation are MNP, LLP, Chartered Professional Accountants, 50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario L5B 3C2. MNP LLP, Calgary, Alberta was first appointed auditors of Needle on November 3, 2016 and MNP, Mississauga, Ontario were appointed auditors of the Corporation on January 24, 2018. MNP was the auditor in respect of the consolidated financial statements of the Corporation for the year ended December 31, 2018. MNP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. As of the date hereof, MNP LLP and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation. No director, officer or employee of MNP, is or is expected to be elected, appointed or employed as a Director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

39	2018 Annual Information Form

RISK FACTORS

The following sets forth certain risks and uncertainties that could have a material adverse effect on the Corporation's business, financial condition and results of operations and the trading price of the Common Shares, which could decline, and investors may lose all or part of their investment. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot assure you that it will successfully address any or all of these risks. The risks described below describe certain currently known material factors, any of which could have a material adverse effect on the Corporation's business, financial condition and results of operations. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Risks Related to the Business

Limited Operating History and Uncertainty of Future Revenues

The Corporation has a limited operating history and, accordingly, potential investors will have a limited basis on which to evaluate the Corporation's ability to achieve its business objectives. The future success of the Corporation is dependent on management's ability to implement its strategy. Although management is optimistic about the Corporation's prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved and there is no certainty that the Corporation will successfully produce commercial cannabis or establish a market for its products. The Corporation faces risks frequently encountered by early-stage companies. In particular, its future growth and prospects will depend on its ability to expand its operations and gain additional revenue streams whilst at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on the Corporation's business, financial condition and results of operations.

Future Funding Requirements

To date, the Corporation has had negative cash flow from operating activities. To fund its current operations and anticipated capacity expansions, additional funds will be required. If the Corporation continues to have negative cash flow into the future, the Corporation may need to allocate additional financing proceeds to funding this negative cash flow in addition to its operational expenses and planned capital expansions. Flowr may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict the Corporation's ability to pursue its business objectives which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The building and operation of the Corporation's facilities and business are capital intensive. In order to execute the anticipated growth strategy, the Corporation will require additional equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake additional acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Corporation when needed or on terms which are acceptable to the Corporation. The Corporation's inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Corporation's growth and may have a material adverse effect upon future profitability. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows.

If additional funds are raised through further issuances of equity or debt securities, existing shareholders (including prospective investors) could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt and/or equity issuances, which may temporarily increase the Corporation's debt levels above industry standards and/or further dilute shareholders significantly. Any debt financing secured in the future could involve restrictive covenants relating to the Corporation's capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

40	2018 Annual Information Form

Reliance of the Corporation on Licensing

The Corporation's business operations, including its ability to grow, store and sell medical and adult-use cannabis in Canada and any other jurisdiction, are dependent on the Licence, and other applicable licences in applicable jurisdictions. The Licence, and other applicable licences in applicable jurisdictions, are subject to ongoing compliance and reporting requirements. In addition, all licences must be renewed from time to time. The Licence expires on December 1, 2020. Prior to expiry of the Licence, the Corporation must submit to Health Canada an application for renewal of the Licence containing information prescribed by the Cannabis Act.

Although the Corporation believes that it is complying in all material respects with the terms of the Licence, failure to comply with the requirements of the Licence or any failure to maintain the Licence would have a material adverse effect on the Corporation's business, financial condition and results of operations.

Although the Corporation believes it will meet the requirements of the Cannabis Act for future extensions or renewals of the Licence, there can be no guarantee that Health Canada will extend or renew the Licence or, if extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licence or should they renew the Licence on different terms, it would have a material adverse effect on the Corporation's business, financial condition and results of operations. There are also various licensing requirements which the Corporation and certain of its directors and employees would need to satisfy for future extensions or renewals. There is no guarantee that the Corporation and/or such persons will satisfy the licensing requirements nor that Health Canada will extend or renew the License, or, if extended or renewed, that they will be extended or renewed on the same or similar terms. In addition, the expansion of the Corporation's operations and facilities may require new licences to be issued. Any failure or delay in obtaining such licences could have a material impact on the Corporation's ability to increase its revenue which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may not be able to obtain or maintain the necessary licences, permits, certificates, authorizations or accreditations, or may only be able to do so at great cost, to operate its business in Canada. The Corporation may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry in the jurisdictions in which the Corporation operates. Failure to comply with or to obtain the necessary licences, permits, certificates, authorizations or accreditations could result in restrictions on the Corporation's ability to operate in the cannabis industry in any jurisdiction, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Regulatory Risks Generally Applicable to the Cannabis Industry

The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen by the Corporation. The Corporation's operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, extraction, management, transportation, storage, sale, health, import, export and safety and disposal of cannabis (including the Cannabis Act), as well as those relating to taxes, labour standards and occupational health, toxic substances, land use, water use, and other matters.

The commercial medical and adult-use cannabis industry is a new industry in Canada and in other jurisdictions. The ACMPR was established in August 2016 which was replaced by the Cannabis Act in October 2018. This industry and market may not continue to exist or grow as anticipated or Flowr may ultimately be unable to succeed in this industry and market.

The Corporation anticipates that regulations governing the industry will be subject to change as the Government of Canada, the governments of individual provinces and territories and other governments, monitor operating licenced producers. The operations of the Corporation will be subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, processing, extraction, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also laws and regulations relating to drugs, controlled substances, health and safety, land use, the conduct of operations and the protection of the environment. While to the knowledge of management, the Corporation is currently in material compliance with all such laws, any changes to such laws, regulations, guidelines and policies may have a material adverse effect on its business, financial condition and results of operations, including with respect to the ability of the Corporation to leverage its cultivation data for expansion of operations in jurisdictions outside of Canada, including, without limitation, where genetic material is required by partners and/or affiliates in foreign jurisdictions for licensing purposes. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Corporation's ability to distribute or produce cannabis, or the ability of its affiliates and/or partners to complete their licensing process as a result of not being able to import genetic material. Amendments to current laws and regulations governing the distribution, transportation and/or production of cannabis, or more stringent implementation thereof, could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

41	2018 Annual Information Form

Changes in Laws, Regulations and Guidelines

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse effect on the Corporation's business, financial condition and results of operations. The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain.

The legislative and operational framework of the provinces and territories and international governments pertaining to the distribution of cannabis varies among jurisdictions and has resulted in additional regulations, creating additional compliance and other costs and/or limitations on the Corporation's ability to participate in such markets. There is no guarantee that jurisdictional legislation regulating the distribution and sale of cannabis for adult-use or medical purposes, as applicable, will be enacted according to all the terms announced by such jurisdictions, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Corporation currently anticipates. While the impact of any new legislative framework for the regulation of the adult-use cannabis market or medical market, as applicable, is uncertain, any of the foregoing could result in a material adverse effect on the Corporation's business, financial condition and results of operations. The asymmetrical regulatory and market environment for cannabis in each of the provinces and territories of Canada could have a material adverse effect on the Corporation's business, financial condition and results of operations. In addition, although the Canadian government has proposed October 2019 as the timeline for legalization of edible and other concentrate sales, to the extent such timeline is delayed or such legislative proposals do not become laws, additional revenue from such products will be lost, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The governments of every Canadian province and territory have, to varying degrees, announced or implemented regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There can be no assurance that the legalization of adult-use cannabis by each of the provinces and territories will occur as announced or at all.

Regional Overcapacity

The adult-use cannabis market in Canada may become oversupplied in the future and many analysts and commentators are predicting over-supply to occur.

Since the implementation of the Cannabis Act, demand for cannabis has increased. To date, licensed producers in Canada have not been able to produce sufficient amounts of cannabis product to satisfy demand, which has led to an undersupplied market. However, as the Corporation and other licensed producers in Canada produce more cannabis than is needed to satisfy the collective demand of the Canadian medical and adult-use markets, and should the Corporation be unable to export that oversupply into other markets where cannabis use is fully legal under all federal and state or provincial laws, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If this were to occur, there is no assurance that the Corporation would be able to generate sufficient revenue from the sale of adult-use cannabis to result in profitability which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Market Development and Continued Legalization

Development of the cannabis industry may be slower or less than originally anticipated due to a variety of factors that are out of the Corporation's control, including: (i) delayed approvals for legalization of both medical and adult-use cannabis in international markets; (ii) supply chain issues with delivery of cannabis to end users; (iii) delayed or cancelled approvals for additional cannabis products not yet legalized in Canada and other jurisdictions such as edibles, beverages, etc.; or (iv) lack of successful R&D for other cannabis products (beverages, creams, etc.). Any of these could have a material adverse effect on the Corporation's business, financial condition and results of operations.

42	2018 Annual Information Form

Management of Growth and Capacity Constraints

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation's business, financial condition and results of operations.

History of Net Losses and Achieving or Maintaining Profitability

The Corporation has incurred losses in recent periods. The unaudited condensed interim consolidated financial statements of the Corporation for the three and nine months ended September 30, 2018, and the audited annual consolidated financial statement for the year ended December 31, 2018, the only historical financial statements prepared after the completion of the Qualifying Transaction, only include public company costs since the completion of the Qualifying Transaction on September 21, 2018. It is possible that the Corporation's losses would have been higher for those periods as a public company. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Corporation expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Corporation's revenues do not increase to offset these expected increases in costs and operating expenses, the Corporation will not be profitable.

Competition within the Cannabis Industry

The market in which the Corporation operates is competitive and fast moving and may become even more competitive. The Corporation faces intense competition from other companies, some of which can be expected to have a longer operating history and more financial resources and cultivation, processing, distribution and marketing experience than the Corporation. Increased competition by larger and better financed competitors could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Because the industry in which the Corporation operates is at an early stage, the Corporation may face additional competition from new entrants. Currently, the cannabis industry generally is comprised of individuals and small to medium-sized entities, however, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of larger operations and cultivation facilities. In doing so, these larger competitors could establish price setting and cost controls which would effectively "price out" many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use cannabis industry. While the trend in most laws and regulations seemingly deters this type of takeover, this industry remains quite nascent, so what the landscape will be in the future remains largely unknown, which in itself is a risk.

The number of licences granted and the number of licenced producers ultimately authorized by Health Canada, and other applicable regulatory bodies in the markets in which the Corporation operates, could have an impact on the operations of the Corporation. To date over 163 licences have been authorized within Canada. The Corporation expects to face additional competition from new market entrants that are granted licences under the Cannabis Act or existing licence holders which are not yet active in the industry. If a significant number of new licences are granted by Health Canada, or other applicable regulatory bodies in the markets in which the Corporation operates, in the near term future, the Corporation may experience increased competition for market share within the medical market and adult-use markets, which could negatively impact the Corporation's market share and demand for products.

If the national demand of medical and adult-use cannabis in Canada, and other applicable jurisdictions, increases, along with an increased number of licenced producers, the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Corporation will require a continued high level of investment in research and development, marketing, sales and client support. The Corporation may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation expects to be a leader in technologies related to cannabis. However, as various forms of technologies in the cultivation, processing, manufacturing and research and development of cannabis are being explored, there is potential for third party competitors to be in possession of superior technology that would reduce the relative competitiveness of the Corporation.

Finally, the Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis, however no licenced activities (except for destruction, antimicrobial treatment and distribution) can take place in a "dwelling-house". The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

43	2018 Annual Information Form

Strategic Acquisitions and Partnerships

The Corporation currently has, and may in the future enter into further, strategic acquisitions, partnerships or similar relationships that it believes will complement or augment its existing business. The Corporation's ability to complete such strategic acquisitions or partnerships is dependent upon, and may be limited by, the availability of suitable candidates and capital. There can be no assurance that the Corporation will be able to identify acquisition or partnership opportunities that meet its strategic objectives, or to the extent such opportunities are identified, that it will be able to negotiate terms that are acceptable to it. In addition, strategic acquisitions or partnerships could present unforeseen integration obstacles or costs, may not enhance the Corporation's business, and may involve risks that could adversely affect the ongoing business of the Corporation, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic partnerships. Future strategic acquisitions or partnerships could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic acquisitions or partnerships will achieve, or that the Corporation's existing strategic partnerships will continue to achieve, the expected benefits to the Corporation's business or that the Corporation will be able to consummate future strategic partnerships on satisfactory terms, or at all. The Corporation may also experience negative reactions from the financial markets, which could cause a decrease in the market price of the Corporation's securities, particularly if the market price reflects market assumptions that acquisitions or partnerships will be completed or completed on certain terms.

Further, some strategic partnerships involve master supply agreements entered with certain provinces in Canada, such as Ontario and British Columbia, whereby the provinces are not obligated to order any particular volume of cannabis or order at all. Additionally, some of the master supply agreements, such as those with such as Ontario and British Columbia, can be terminated by the provinces for any reason and at any time with 60 or 90 days' notice. Additionally, certain strategic partnerships may include restrictions on Flowr's ability to sell its products. For example, the supply agreement with Shoppers prohibits Flowr from selling medical cannabis directly to consumers in Canada or selling its medical cannabis brand into non-medical sales channels in Canada.

Any of the foregoing risks and uncertainties could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Competition from Illegal Dispensaries and the Black Market

The Corporation also faces competition from illegal dispensaries and the black market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods that the Corporation is prohibited from offering to individuals as they are not currently permitted by law. Various Canadian cities have seen an influx in the number of illegal dispensaries. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and/or have a material adverse effect on the perception of cannabis use. Any or all these events could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation May Fail to Retain Existing Clients or Acquire New Clients

The Corporation's success depends on its ability to attract and retain clients. There are many factors which could affect the Corporation's ability to attract and retain clients, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of its marketing plan and the continued growth in the aggregate number of cannabis users. Moreover, even if the Corporation is successful at attracting a new client, there is no guarantee that such client will continue to purchase product from Flowr. The Corporation's failure to acquire and retain clients would have a material adverse effect on its business, financial condition and results of operations.

Competition from Synthetic Products

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Corporation to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets, and could have a material adverse effect on the Corporation's business, financial condition or results of operations.

44	2018 Annual Information Form

Reputational Risk and Negative Public Opinion

Damage to the Corporation's reputation can result from the actual or perceived occurrence of any number of events, including any negative publicity, whether true or not. As a producer and distributor of cannabis, which is a controlled substance in Canada that has previously been commonly associated with various other narcotics, violence and criminal activities, there is a risk that the Corporation's business might attract negative publicity. There is also a risk that the actions of other licenced producers or of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the Corporation's reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regards to the Corporation's activities and the medical cannabis industry in general, whether true or not. The Corporation does not ultimately have direct control over how the Corporation or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to the Corporation's overall ability to advance its business strategy and realize on its growth prospects, which could have a material adverse effect on the Corporation's business, financial condition or results of operations.

Reliance on the Expertise of the Board of Directors and Key Executives

The successful ongoing operation of the Corporation requires substantial expertise. The Board and management will have authority to make decisions and to exercise investment acquisition discretion on behalf of the Corporation. The success of the Corporation will depend to a great extent upon the expertise of the Board and management. The loss of the services of any member of the Board or one or more members of management, including as a result of the failure of such persons to be granted security clearances under the Cannabis Regulations, could have a material adverse effect on the Corporation's business, financial condition or results of operations. In particular, given the significant operation, design and construction expertise of Flowr's management, the loss of such expertise by way of resignation, termination and/or death could have a material adverse effect on the Corporation's business, financial condition or results of operations.

Reliance on the K1 Facility, and Other Proposed Facilities

The Corporation's activities and resources are focused on the construction and development of the K1 Facility,  and other proposed facilities. Adverse changes or developments affecting the K1 Facility, or other proposed facilities, including but not limited to a natural disaster, calamity, act of war or terrorism or other major disturbance or breach of security, could have a material and adverse effect on the Corporation's business, financial condition or results of operations. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada could also have an adverse impact on the Corporation's ability to continue operating under, or each entity's prospects of renewing, the applicable licences necessary to cultivate, manufacture, extract, grow, process and/or produce cannabis at the K1 Facility, or other proposed facilities, as applicable.

All facilities continue to operate with routine maintenance however, the buildings do have components that require replacement or repair. The Corporation will bear the costs of maintenance and upkeep at the K1 Facility, and other proposed facilities. If the Corporation is not able to keep up with such maintenance requirements it could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Certain contemplated capital expenditures of the Corporation, including expansion and/or renovation of the K1 Facility, and other proposed facilities, may require approval of Health Canada, or the applicable regulatory authorities in other applicable jurisdictions where the facilities are located. There is no guarantee that Health Canada, or the applicable regulatory authorities in other applicable jurisdictions where the facilities are located, will approve any contemplated capital expenditure on a timely basis or at all, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

In addition, there is no guarantee that, even if approved by Health Canada, or the applicable regulatory authorities in other applicable jurisdictions where the facilities are located, the Corporation will have the funds necessary to complete any capital expenditures or that any capital projects will be completed on time or in accordance with budgetary projections.

If the Corporation cannot complete construction of the K1 Facility, or other proposed facilities, or is delayed in completing construction of these facilities, such events could have a material adverse effect on the Corporation's business, financial condition and results of operations, including reputational damage and loss of sales. Further, there is no guarantee that the Corporation can achieve the anticipated buildout and ramp up of the K1 Facility's, or other proposed facilities, expected capacity in the timeframe as forecasted, or at all. Even when fully built, the growing capacity of the K1 Facility, and other proposed facilities may be less than originally anticipated. The Corporation may not be able to achieve its expected capacity due to delays in construction, project cost overruns, the inability to raise capital to fund development efforts, unanticipated crop failures and other circumstances beyond its control which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

45	2018 Annual Information Form

Breaches of Security at the Facilities or in Respect of Electronic Documents and Data Storage and Risks Related to Breaches of Applicable Privacy Laws

Given the nature of the Corporation's product and its lack of legal availability outside of channels approved by the Government of Canada and the individual Canadian provinces and territories, and notwithstanding meeting or exceeding Health Canada's security requirements, there remains a risk of theft. Given that the Corporation is permitted to store significant quantities of product as a licenced producer, a security breach at the Corporation's facility could expose the Corporation to additional liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing the Corporation's products.

In addition, as a licenced producer, the Corporation is expected to collect and store personal information about its clients and is responsible for protecting that information from privacy breaches. In addition, when the Corporation sells its products through third parties, such as Shoppers, such third parties are also required to protect such information. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach involving the Corporation and/or its partners would have a material adverse effect on the Corporation's business, financial condition and results of operations. Moreover, there are a number of federal, provincial and territorial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronic Documents Act ("PIPEDA"), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Corporation or any of its partners was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, such person could be subject to sanctions and civil or criminal penalties, which could increase the Corporation's liabilities, harm its reputation and have a material adverse effect on the Corporation's business, financial condition and results of operations.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Corporation is exposed to the risk that any of their employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Corporation that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal, state and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Corporation to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Corporation, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Corporation, any of which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Product Liability due to the Nature of the Products

As a distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Corporation's products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Corporation's products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the Corporation's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation's reputation with its clients and consumers generally, and could have a material adverse effect on the business, financial condition and results of operations of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Corporation's products and could have a material adverse effect on the business, financial condition and results of operations of the Corporation.

46	2018 Annual Information Form

Product Recalls including Contamination and Unintended Harmful Side effects

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If the Corporation's products are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Corporation has procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Corporation's products and could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additionally, product recalls may lead to increased scrutiny of the Corporation's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Inability to Maintain Pricing Premium for Premium Products

As the medical and adult-use cannabis industry is in its relative infancy both in Canada and internationally, the anticipated pricing spread between premium and non-premium products may not be as significant as originally forecasted. The Corporation's strategy is, to a certain extent, reliant on the development of a premium and super premium segment of the adult-use cannabis market and the ability to charge more for such product. A premium segment may not develop in the market and even if it does, premium pricing may be volatile. The Corporation's business model is susceptible to erosion of profitability should the actual pricing premium for high grade products be less than expected.

Operational Risks including Labour Disputes, Accidents, Fires, etc.

The Corporation may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Corporation's properties, facilities, grow facilities and extraction facilities, personal injury or death, environmental damage, or have an adverse impact on the Corporation's operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have a material adverse effect on the business, financial condition or results of operations of the Corporation. This lack of insurance coverage could have a material adverse effect on the Corporation's business, financial condition or results of operations.

The Corporation will continuously monitor its operations for quality control and safety. However, there are no assurances that the Corporation's safety procedures will always prevent such damages and the Corporation may be affected by liability or sustain loss in respect of certain risks and hazards. Although the Corporation will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover its liabilities. In addition, there can be no assurance that the Corporation will be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable. The Corporation may elect not to insure against certain risks due to cost or ease of procuring such insurance. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits then maintained by the Corporation, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on the Corporation's business, financial condition or results of operations.

47	2018 Annual Information Form

In addition, many insurance providers are not insuring companies that operate in the cannabis industry or require significant premiums in order to provide coverage. The Corporation may not be able to obtain coverage, including directors and officers liability coverage, at reasonable rates or at all as a result of such circumstances. In addition, the Corporation may choose to access lower limits of insurance. As a result, the Corporation may not have adequate insurance for covering its risks, which could have a material adverse effect on the Corporation's business, financial condition or results of operations.

Proprietary Protection in respect of the Corporation's Ideas and Technology

The success of the Corporation's business depends in part on its ability to protect its ideas and technology. The Corporation has applied to register a number of patents and trademarks in Canada and elsewhere.

Even where the Corporation has taken steps to protect its technology with trademarks, patents, copyrights or by other means, the Corporation is not assured that competitors will not develop similar technology, business methods or that the Corporation will be able to exercise its legal rights to protect and maintain its intellectual property.

In addition, other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources which may have a material adverse effect on the business, financial condition and results of operations of the Corporation.

The Corporation's intellectual property also consists of certain know-how in the design and construction of its facilities. Such know-how may not be protected by applicable laws, and although the Corporation enters into confidentiality and non-use agreements to protect such intellectual property, there is no assurance that such intellectual property may not be used by a third party or employee to the Corporation's detriment.

Conflicts of Interest in respect of Directors and Officers of the Corporation

All decisions to be made by the Directors and officers involving the Corporation are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation. In addition, such Directors and officers are required to declare their interests in, and such Directors are required to refrain from voting on, any matter in which they may have a material conflict of interest. However, certain of the Directors and officers of the Corporation are also directors and officers of other companies or are engaged and will continue to be engaged in activities that may put them in conflict with the business strategy of the Corporation. Consequently, there exists the possibility for such Directors and officers to be in a position of conflict with their duties to the Corporation and their decisions may not be in the best interests of the Corporation and its shareholders.

Constraints on Marketing Products due to Statutory Prohibitions

The Corporation intends to develop brand/product differentiation strategies to retain and/or grow brand market share. The potential for success of these strategies is uncertain, dependent on various factors, and subject to various challenges.

The development of the Corporation's business and operating results may be hindered by applicable regulatory restrictions on sales and marketing activities. Under the Cannabis Act, marketing and advertising for adult-use cannabis is significantly limited. More specifically, the Cannabis Act prohibits the marketing and advertising of products to individuals less than 18 years of age or in forums in which such individuals may be present or exposed to such advertising or publicity. Accordingly, the regulatory environment in Canada limits the Corporation's ability to compete for market share in a manner similar to other industries.

If the Corporation is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, it could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Risks Inherent in an Agricultural Business

Medical and adult-use cannabis is an agricultural product. There are risks inherent in an agricultural business, such as insects, plant diseases, crop failure and similar agricultural risks. Although the products are usually grown indoors or in green houses under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Corporation's products and, consequentially, on the Corporation's business, financial condition and results of operations. In addition, the Corporation intends on growing cannabis outdoors, in environments that are not controlled. As a result, the risk of crop failures and the loss of its crops is significantly more profound.

48	2018 Annual Information Form

Although the Corporation aims to produce high quality products without the use of irradiation, the Corporation has used, and may in the future be required to use, irradiation on its products. Such irradiation is likely to impact the quality of the products, which could have a material adverse effect on the Corporation's sales, reputation as a high-quality cannabis producer and/or selling price, and, consequentially, on the Corporation's business, financial condition and results of operations.

Valuation of Biological Assets

Pursuant to IFRS, the Corporation measures the value of its biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, the Corporation is required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices and production costs. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect the Corporation's reported results of operations. If actual yields, prices, costs, market conditions or other results differ from the Corporation's estimates and assumptions, there could be material adjustments to the Corporation's results of operations. In addition, the use of these future estimated metrics differs from generally accepted accounting principles in the United States. As a result, the Corporation's financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Environmental Regulation and Risks

The Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from its production and/or distribution of cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Results of Future Clinical Research

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Corporation believes that the articles, reports and studies support its beliefs regarding the effects of cannabis, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Further, the Corporation believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity.

Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Corporation's products with the potential to lead to a material adverse effect on the Corporation's business, financial condition and results of operations. There is no assurance that such adverse publicity reports or other media attention will not arise.

49	2018 Annual Information Form

Transportation Disruptions related to an Agricultural Product

As a business revolving mainly around the growth of an agricultural product, the ability to obtain speedy, cost-effective and efficient transport services will be essential to the prolonged operations of the Corporation's business. Should such transportation become unavailable for prolonged periods of time, it could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Due to the nature of the Corporation's products, security of the product during transportation to and from its facilities is of the utmost concern. A breach of security during transport or delivery could have a material adverse effect on the Corporation's business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Corporation's ability to continue operating under its licences or the prospect of renewing its licences.

Vulnerability to Rising Energy Costs

The Corporation's cannabis growing operations consume considerable energy, which makes the Corporation vulnerable to rising energy costs and/or the availability of stable energy sources. Accordingly, rising or volatile energy costs or the inability to access stable energy sources may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Reliance on Key Inputs

The Corporation's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Corporation. Some of these inputs may only be available from a single supplier or a limited group of suppliers, including access to the electricity grid. If a sole source supplier was to go out of business, the Corporation might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Corporation in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Dependence on Skilled Labour and Suppliers

The ability of the Corporation to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour, equipment, parts and components. Qualified individuals are in high demand, and the Corporation may incur significant costs to attract and retain them. It is also possible that the final costs of the major equipment and materials, including packaging materials, contemplated by the Corporation's capital expenditure program may be significantly greater than anticipated by the Corporation's management, and may be greater than funds available to the Corporation, in which circumstance the Corporation may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Further, certain employees, including certain executive officers, are subject to a security clearance by Health Canada. There is no assurance that any of the Corporation's existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. Licenced producers were experiencing delays in Health Canada security clearances and any similar delays under the Cannabis Regulations could have an adverse effect on the Corporation's business and results of operations. A failure by an employee to maintain or renew his or her security clearance would result in a material adverse effect on the Corporation's business, financial condition and results of operations. In addition, if an employee with security clearance leaves and Flowr is unable to find a suitable replacement that has a security clearance in a timely manner, or at all, there could occur a material adverse effect on the Corporation's business, financial condition and results of operations.

50	2018 Annual Information Form

Security Clearance of Individuals Occupying a "Key Position" in the Corporation

Certain people associated with cannabis licensees, including individuals occupying a "key position" such as directors, officers, large shareholders and other individuals identified by the Minister, must hold a valid security clearance issued by the Minister. Certain of Flowr's Directors and officers have applied to the Minister for their security clearance and are currently waiting for a response. Under the Cannabis Regulations, the Minister may refuse to grant security under certain circumstances. There is no assurance that any of the individuals occupying a "key position" who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new individuals occupying a "key position" who require a security clearance will be able to obtain one. A failure by such individuals to maintain or renew his or her security clearance would result in a material adverse effect on the Corporation's business, financial condition and results of operations. In addition, if such an individual with security clearance leaves and Flowr is unable to find a suitable replacement that has a security clearance in a timely manner, or at all, there could occur a material adverse effect on the Corporation's business, financial condition and results of operations.

Third Parties with Whom the Corporation Does Business May Perceive Themselves as Being Exposed to Reputational Risk as a Result of Their Relationship with the Corporation and May, as a Result, Refuse to Do Business with the Corporation

The parties with whom the Corporation does business, or would like to do business with, may perceive that they are exposed to reputational risk as a result of the Corporation's business activities relating to cannabis, which could hinder the Corporation's ability to establish or maintain business relationships. These perceptions relating to the cannabis industry may interfere with the Corporation's relationship with service providers in Canada and other countries, particularly in the financial services industry.

The Ability to Continuously Maintain and Retain a Competitive Talent Pool

As the Corporation grows, it will need to hire additional human resources to continue to develop its businesses. However, experienced talent in the areas of cannabis research and development, growing cannabis and extraction, as well as senior management, are difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable. Without adequate personnel and expertise, the growth of the business of the Corporation may suffer. There can be no assurance that the Corporation will be able to identify, attract, hire and retain qualified personnel and expertise in the future, and any failure to do so could have a material adverse effect on the Corporation's business, financial condition or results of operations.

Management of Growth in Respect of Staff Resources

As the Corporation grows, the Corporation will also be required to hire, train, supervise and manage new employees. The Corporation may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Corporation's current and planned personnel, systems, procedures and controls may be inadequate to support its future operations. Failure to effectively manage any future growth could have a material adverse effect on the Corporation's business, financial condition or results of operations.

Internal Controls Over Financial Reporting

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under Canadian and United States securities law, the Corporation cannot be certain that such measures will ensure that the Corporation will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in the Corporation's consolidated financial statements and materially adversely affect the trading price of the Common Shares. In addition, as a TSX-V issuer, the Corporation is not required to establish and maintain disclosure controls and protocols and internal controls over financial reporting which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided by the Corporation under applicable securities legislation.

51	2018 Annual Information Form

Difficulty to Forecast Sales and Other Business Metrics

The Corporation must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. In addition to inherent risks and difficulties forecasting sales, anticipated costs and yields are also challenging to predict with certainty as the cannabis industry is in its relative infancy and rapidly evolving. If Flowr makes capital investments based on flawed sales forecasts, the Corporation may not achieve its expected, or any, return on invested capital. Failure to realize forecasted sales, costs and yields could have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation May Become a Party to Litigation

The Corporation may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Corporation becomes involved be determined against the Corporation such a decision could adversely affect the Corporation's ability to continue operating and the market price for the Common Shares and could use significant resources and demand significant time and attention by management. Even if the Corporation is involved in litigation and wins, litigation can redirect significant resources.

The Corporation May Become Involved in Regulatory or Agency Proceedings, Investigations and Audits

Health Canada inspectors routinely assess the Corporation for compliance with applicable regulatory requirements. The Corporation's facilities will be inspected by Health Canada. Furthermore, the import of the Corporation's products into other jurisdictions, is subject to the regulatory requirements of the respective jurisdiction. Any failure by the Corporation to comply with the applicable regulatory requirements could require extensive changes to the Corporation's operations; result in regulatory or agency proceedings or investigations, increased compliance costs, damage awards, civil or criminal fines or penalties or restrictions on the Corporation's operations; harm the Corporation's reputation or give rise to material liabilities or a revocation of the Corporation's licences and other permits. There can be no assurance that any pending or future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management's attention and resources or other adverse consequences to the Corporation and its business.

There Can Be No Assurance That the Corporation May Not Be Treated as a "Passive Foreign Investment Company" ("PFIC") Under the U.S. Internal Revenue Code. If the Corporation Were Treated as a PFIC, Such Treatment Could Result in Adverse Tax Consequences for Investors in the United States

There can be no assurance that the Corporation may not be treated as a PFIC under the U.S. Internal Revenue Code. If the Corporation were treated as a PFIC, such treatment could result in adverse tax consequences for investors in the United States. Certain adverse tax consequences could apply to a U.S. holder if the Corporation were treated as a PFIC for any taxable year during which the U.S. holder owns Common Shares. The Corporation believes that it is not currently a PFIC and is not likely to become a PFIC in the foreseeable future. The determination of whether it is a PFIC, however, is made annually as of the close of each taxable year. Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that the Corporation is not a PFIC. Moreover, no assurance can be given that the Corporation would not become a PFIC for any future taxable year if there were to be changes in the Corporation's assets, income or operations.

The Corporation Is Subject to Certain Restrictions of the TSX-V Which May Constrain Its Ability to Expand Its Business Internationally

The TSX-V required, as a condition to listing, that the Corporation deliver an undertaking (the "Undertaking") confirming that, while listed on the TSX-V, the Corporation will only conduct the business of cannabis related business as described in the Filing Statement and/or the business of the production, sale and distribution of cannabis for medical and recreational purposes in Canada as permitted under the Corporation's licences with Health Canada. The Undertaking could have an adverse effect on the Corporation's ability to export cannabis from Canada and on its ability to expand its business into other areas while it is still listed on the TSX-V and subject to the Undertaking. The Undertaking may prevent the Corporation from expanding into new areas of business when its competitors have no such restrictions. All such restrictions could materially and adversely affect the Corporation's growth, business, financial condition and results of operations.

Risks Relating to International Activities

The Corporation's Operations in Foreign Countries May Be Subject to a Higher Degree of Political, Social and Economic Risk Than Jurisdictions in Which It Currently Operates

A number of risks are inherent in international operations, including risks associated with: (i) foreign currency fluctuations and devaluations; (ii) political, social, security and economic instability in foreign countries; (iii) changes in and compliance with local laws and regulations or uncertainty regarding the interpretation and/or application of applicable laws, including export and import control laws, sanctions regulations, tax laws, labour laws, employee benefits, currency restrictions and other requirements; (iv) differences in tax regimes and potentially adverse tax consequences of operating in foreign countries or unfavourable or arbitrary tax enforcement; (v) customizing products for foreign countries; (vi) legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers; (vii) changes in governmental regulations regarding currency or price controls, profit repatriation, labour, or health and safety matters; (viii) hiring qualified foreign employees; and (viii) difficulty in accounts receivable collection and longer collection periods. Accordingly, as the Corporation begins to operate internationally, the Corporation's exposure to risks involved with operating in foreign countries will be increased, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

52	2018 Annual Information Form

Expansion into Foreign Jurisdictions

The Corporation's expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Corporation's products will develop. The Corporation may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Corporation's ability to successfully expand its operations into such jurisdictions and could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation Relies on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Corporation operates with respect to the cultivation and sale of cannabis, banking system and controls, as well as local business culture and practices are different from those in Canada. The officers and Directors of the Corporation must rely, to a great extent, on the Corporation's local management team and employees as well as legal counsel and local consultants retained by the Corporation in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Corporation's business operations, and to assist the Corporation with its governmental relations. The Corporation also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Corporation. The impact of any such changes could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation May Expand into Other Geographic Areas, Which Could Increase the Corporation's Operational, Regulatory and Other Risks

The Corporation may in the future expand into other geographic areas, which could increase the Corporation's operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Corporation's operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. In addition, to the extent the Corporation attempts to enter into the cannabis market in a developing country, these risks may be exacerbated and there may be additional risks with such emerging economies, such as hyperinflation, price controls, property seizures, war, terrorism, expropriation, nationalism, social and labour unrest, organized crime, corruption and fraud and restrictions on the acquisition or lease of properties. Future international expansion could require the Corporation to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Corporation may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Corporation's existing operations.

The Corporation May Be Responsible for Corruption and Anti-Bribery Law Violations

The Corporation's business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Corporation is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Corporation's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Corporation's policies and procedures and anti-bribery laws for which the Corporation may be held responsible. The Corporation's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Corporation's internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Corporation's employees or other agents are found to have engaged in such practices, the Corporation could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

53	2018 Annual Information Form

Forward-Looking Statements, Future-Oriented Financial Information, and Financial Outlooks May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements, future-oriented financial information and financial outlooks. By their nature, forward-looking statements, future-oriented financial information and financial outlooks involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Risk Factors Related the Common Shares

The Corporation Is Subject to Risks Related to Additional Regulatory Burden and Controls Over Financial Reporting

The Corporation is subject to the continuous and timely disclosure requirements of Canadian securities laws and the rules, regulations and policies of the TSX-V. These rules, regulations and policies relate to, among other things, corporate governance, continuous disclosure and financial reporting standards. The Corporation has made, and will continue to make, changes in these and other areas. However, there is no assurance that these and other measures that it may take will be sufficient to allow the Corporation to satisfy its obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for the Corporation and require the time and attention of management of the Corporation. The Corporation cannot predict the amount of the additional costs that the Corporation may incur, the timing of such costs or the impact that management's attention to these matters will have on the Corporation's business.

Publication of Inaccurate or Unfavourable Research and Reports

The trading market for the Common Shares relies in part on the research and reports that securities analysts and other third parties choose to publish about the Corporation. The Corporation will not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Corporation or cease publishing reports about the Corporation. If one or more analysts cease coverage of the Corporation or fail to regularly publish reports on the Corporation, the Corporation could lose visibility in the financial markets, which in turn could cause the Corporation's share price or trading volume to decline.

Price Volatility of the Common Shares

The market price of the Common Shares may be subject to wide price fluctuations in response to many factors, including variations in the operating results of the Corporation and its subsidiaries, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Corporation and its subsidiaries or others in the cannabis industry, general economic conditions, legislative changes, community support for the cannabis industry and other events and factors outside of the Corporation's control, including actual or anticipated fluctuations in the Corporation's quarterly results of operations;
  recommendations by securities research analysts;
  changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;
  addition or departure of the Corporation's executive officers and other key personnel;
  release or expiration of transfer restrictions on outstanding Common Shares;
  sales or perceived sales of additional Common Shares;
  operating and financial performance that vary from the expectations of management, securities analysts and investors;
  regulatory changes affecting the Corporation's industry generally and its business and operations both domestically and abroad;
54	2018 Annual Information Form

  announcements of developments and other material events by the Corporation or its competitors;
  fluctuations to the costs of vital production materials and services;
  changes in global financial markets and global economies and general market conditions, such as interest rates and cannabis product price volatility;
  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;
  operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies;
  news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets; and
  investors' general perception of the Corporation and the public's reaction to the Corporation's press releases, its other public announcements and its filings with Canadian securities regulators.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation's operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Decreases in the Value of the Corporation's Assets Could Lead to Impairments in the Future

Potential impairment of intangible assets may significantly impact the Corporation's profitability. Intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset exceeds its recoverable amount. If an impairment exists, the Corporation would be required to take an impairment charge with respect to the impaired asset. Events giving rise to impairment are difficult to predict and are an inherent risk. As a result of the significance of intangible assets, should such an impairment of intangible assets occur, it could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Dilution

The Corporation may sell additional Common Shares or other securities that are convertible, exercisable or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible, exercisable or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

Control by Majority Shareholders and the Corporation's Governance

A holder of a substantial amount of the Common Shares may be able to exercise a controlling influence on the Corporation, which may affect the Corporation's governance and operations. For so long as such shareholders maintain their interest in the Corporation, such shareholders may be able to exercise a controlling influence over the business and affairs of the Corporation and the Corporation, the selection of senior management, the acquisition or disposition of the Corporation's assets, access to capital markets, the payment of dividends and any change of control of the Corporation, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for the Common Shares. In addition, a sale of the Common Shares by such shareholders, or the perception of the market that a sale may occur, may adversely affect the market price of the Common Shares.

55	2018 Annual Information Form

As of March 11, 2019: (i) Tom Flow beneficially owns, or controls or directs, directly or indirectly, a total of 26,025,000 Common Shares, representing approximately 18.4% of the equity of the Corporation on a fully diluted basis; and (ii) Steven Klein, through Core Flow Canada Holdings Inc., beneficially owns, or controls or directs, directly or indirectly, a total of 7,893,054 Common Shares and 41,598,000 Flowr ULC Class A Shares that are convertible into Common Shares, representing approximately 5.5% of the equity of the Corporation on a fully diluted basis.

Corporation Does Not Anticipate Paying Dividends in The Foreseeable Future

The Corporation has no earnings or dividend record, and does not anticipate paying any dividends on the Common Shares in the foreseeable future. Dividends paid by the Corporation would be subject to tax and, potentially, withholdings for non-residents of Canada.

56	2018 Annual Information Form

ADDITIONAL INFORMATION

Additional information including Directors' and officers' remuneration and indebtedness, the executive compensation for named executive officers of the Corporation, principal holders of the Corporation's securities, interests of insiders in material transactions, as applicable, and securities authorized for issuance under equity compensation plans will be contained in the Corporation's management information circular for its most recent annual meeting of securityholders that involved the election of Directors.

Additional financial information is provided in the Corporation's financial statements and management's discussion and analysis for the year ended December 31, 2018. A copy of this Annual Information Form, the management information circular, financial statements and management's discussion and analysis may be obtained upon request from the Corporation and those documents and other information in respect of the Corporation are also available on SEDAR at www.sedar.com.

57	2018 Annual Information Form

APPENDIX "A" GLOSSARY OF TERMS

In addition to terms defined elsewhere in this Annual Information Form, the following are defined terms used in this Annual Information Form:

ABCA	means the Business Corporations Act (Alberta).
Ace Valley	has the meaning ascribed to that term under the heading "Description of the Business - Recreational Market" in this Annual Information Form.
ACMPR	means the Access to Cannabis for Medical Purposes Regulations to the CDSA.
Annual Information Form	means this annual information form dated, April 3, 2019.
Amalgamation Agreement	means the amalgamation agreement dated August 27, 2018, among Needle, Flowr Privateco and Needle Subco, as amended by an amending agreement dated September 10, 2018.
APS	has the meaning ascribed to that term under the heading "Regulatory Framework - Australia".
Board	means the board of directors of the Corporation.
Business Combination	means the series of transactions, as detailed in the Business Combination Agreement, through which the businesses of Flowr Privateco and Needle were combined.
Business Combination Agreement	means the business combination agreement dated August 27, 2018, among Needle, Flowr Privateco and Needle Subco, as amended by an amending agreement dated September 10, 2018.
Cannabis Act	means the Cannabis Act (Canada).
Cannabis Regulations	has the meaning ascribed to that term under the heading "Description of the Business - The Facility" in this Annual Information Form.
Cannatech	has the meaning ascribed to that term under the heading "General Development of the Business - Company History" in this Annual Information Form.
CBD	means cannabidiol.
CDSA	means the Controlled Drugs and Substances Act (Canada).
Common Shares	means the common shares in the capital of the Corporation.
Consolidation	means the consolidation of the Needle Shares on the basis of one (1) post-consolidation Needle Share for every thirteen (13) pre-consolidation Needle Shares completed on September 20, 2018.
Corporation or Flowr	means The Flowr Corporation, and unless the context otherwise requires, includes each of the subsidiaries of The Flowr Corporation.
Director	means a member of the Board.

The Flowr Corporation 2018	Annual Information Form

DL 15/93	has the meaning ascribed to that term under the heading "Regulatory Framework - Portugal".
DSUs	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
DSU Participant	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
DSU Termination Date	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
EBITDA	means income adjusted for net interest expense, income tax expense, depreciation and amortization.
Extension Period	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
Filing Statement	means the filing statement of the Corporation dated September 19, 2018.
Final Vesting Date	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
Flowco US Partners	means, together, Core Flow Canada Holdings Inc. and APMJ Canada Holdings Inc.
Flowr Class A Shares	means the Class A preferred shares in the capital of Flowr Privateco.
Flowr Common Shares	means the common shares in the capital of Flowr Privateco.
Flowr Forest	has the meaning ascribed to that term under the heading "Description of Capital Structure - General Description of the Business" in this Annual Information Form.
Flowr Okanagan	has the meaning ascribed to that term under the heading "General Development of the Business - Company History" in this Annual Information Form.
Flowr Privateco	has the meaning ascribed to that term under the heading "Corporate Structure - Name, Address and Incorporation" in this Annual Information Form.
Flowr ULC	has the meaning ascribed to that term under the heading "General Development of the Business - Company History" in this Annual Information Form.
Flowr ULC Class A Shares	has the meaning ascribed to that term under the heading "General Development of the Business - Company History" in this Annual Information Form.

The Flowr Corporation 2018	Annual Information Form

Flowr ULC Common Shares	means the common shares in the capital of Flowr ULC.
forward-looking statements	has the meaning ascribed to that term under the heading "Cautionary Note Regarding Forward-Looking Information" in this Annual Information Form.
GMP	means the ICH good manufacturing practices standards.
Hawthorne	has the meaning ascribed to that term under the heading "Description of the Business - Cultivars" in this Annual Information Form.
Hawthorne Agreement

means the Amended and Restated Agreement between Flowr ULC, Flowr Okanagan and Hawthorne, dated December 14, 2018 relating to a research and development facility to be constructed at the Kelowna Campus.

Holigen	has the meaning ascribed to that term under the heading "Description of the Business - Recent Events" in this Annual Information Form.
Holigen Agreement	means the share purchase and subscription agreement between Holigen, Holigen Limited and the Corporation dated as of December 19, 2018.
ICH	means the International Council for Harmonisation.
IFRS	means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
INFARMED	has the meaning ascribed to that term under the heading "Regulatory Framework - Portugal".
IRS	means the Internal Revenue Service of the United States of America.
ITA	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
K1 Facility	has the meaning ascribed to that term under the heading "Description of the Business - The Facility" in this Annual Information Form.
K2 Facility	has the meaning ascribed to that term under the heading "Description of the Business - The Facility" in this Annual Information Form.
Kelowna Campus	has the meaning ascribed to that term under the heading "Description of the Business - The Facility" in this Annual Information Form.
Law 33/2018	has the meaning ascribed to that term under the heading "Regulatory Framework - Portugal".
Lease

means the lease dated December 1, 2016, between 0954717 B.C. Ltd. and Cannatech Plant Systems Inc. with respect to the property known for municipal purposes as 9590 McCarthy Road, in the City of Kelowna, British Columbia.

License	has the meaning ascribed to that term under the heading "Description of the Business - The Facility" in this Annual Information Form.

The Flowr Corporation 2018	Annual Information Form

LTIP	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
MI 61-101	has the meaning ascribed to that term under the heading "Related Parties" in this Annual Information Form.
Minister	means the Minister of Border Security and Organized Crime Reduction.
Narcotics Act	has the meaning ascribed to that term under the heading "Regulatory Framework - Australia".
Needle	has the meaning ascribed to that term under the heading "Corporate Structure - Name, Address and Incorporation" in this Annual Information Form.
Needle Shares	means the common shares in the capital of Needle prior to the closing of the Qualifying Transaction.
Needle Subco	has the meaning ascribed to that term under the heading "Corporate Structure - Name, Address and Incorporation" in this Annual Information Form.
NI 52-110	means National Instrument 52-110 Audit Committees
NLC	has the meaning ascribed to that term under the heading "Regulatory Framework - Canada - Provincial Regulatory Framework".
OBCA	means the Business Corporations Act (Ontario).
OCRS	has the meaning ascribed to that term under the heading "Regulatory Framework - Canada - Provincial Regulatory Framework".
OCS	means the Ontario Cannabis Store, a subsidiary of the Liquor Control Board of Ontario.
ODC	has the meaning ascribed to that term under the heading "Regulatory Framework - Australia".
Options	has the meaning ascribed to that term under the heading "Description of Capital Structure - Stock Option Plan" in this Annual Information Form.
Preferred Shares	has the meaning ascribed to that term under the heading "Description of Capital Structure".
Qualifying Transaction	has the meaning ascribed to that term under the heading "Corporate Structure - Name, Address and Incorporation" in this Annual Information Form.
RD 61/94	has the meaning ascribed to that term under the heading "Regulatory Framework - Portugal".
RSUs	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.

The Flowr Corporation 2018	Annual Information Form

RSU Participant	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.
RTO Financing	has the meaning ascribed to that term under the heading "Equity Transactions".
SAS	has the meaning ascribed to that term under the heading "Regulatory Framework - Australia".
SEC	means the Securities and Exchange Commission of the United States of America.
SEDAR	means the System for Electronic Document Analysis and Retrieval.
Share Exchange Agreement

means the share exchange agreement among Flowr Privateco, Flowr ULC, Needle and the Flowco US Partners dated as at the closing of the Business Combination, which sets out the rights of the Flowco US Partners to exchange their Flowr ULC Class A Shares for Common Shares, for no additional consideration, and the mechanism by which additional Flowr ULC Common Shares will be issued to the Corporation in the event that Flowr issues additional Common Shares.

Shoppers	means Shoppers Drug Mart Inc.
SOP	has the meaning ascribed to that term under the heading "Description of Capital Structure - Stock Option Plan" in this Annual Information Form.
Subscription Receipt	means a subscription receipt exchangeable for a Flowr Common Share which was issued by Flowr Privateco pursuant to a private placement completed on August 28, 2018.
TGA	has the meaning ascribed to that term under the heading "Regulatory Framework - Australia".
THC	means tetrahydrocannabinol.
TSX-V	means the TSX Venture Exchange.
Units	has the meaning ascribed to that term under the heading "Description of Capital Structure - Long Term Incentive Plan" in this Annual Information Form.

The Flowr Corporation 2018	Annual Information Form

APPENDIX "B" AUDIT COMMITTEE CHARTER

The Flowr Corporation 2018	Annual Information Form

THE FLOWR CORPORATION

Audit Committee Charter

Audit Committee Charter

THE FLOWR CORPORATION
AUDIT COMMITTEE CHARTER

1. Purpose

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of The Flowr Corporation (the “Corporation”) appointed as required by (i) National Instrument 52-110 - Audit Committees (“NI 52-110”) (ii) Rule 5605 of the NASDAQ Stock Market Rules (including Rule 5605(c)(2)(A)) (“Rule 5605”); and (iii) Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (“Rule 10A-3”). The purpose of the Committee is to oversee the accounting and financial reporting processes of the Corporation and the audits of the financial statements of the Company, and to assist the Board in fulfilling its oversight responsibilities for (i) the integrity of the Corporation’s financial statements, (ii) the process for identifying the Corporation’s principal financial risks and the control systems in place to monitor them; (iii) the Corporation’s compliance with legal and regulatory requirements, and (iv) the qualifications and independence of the auditor of the Corporation (the “external auditor”).

2. Authority

The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a)	Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation’s shareholders as the independent external auditor

(b)

Be directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, as described above The external auditor will report directly to the Committee.

(c)	Resolve any disagreements between management and the external auditor regarding financial reporting.

(d)	Pre-approve permitted non- audit services performed by the Corporation’s external auditor.

(e)	Retain independent counsel, accountants, or others to advise the Committee or assist in its duties and to set and pay their applicable compensation.

(f)	Meet with the Corporation’s officers, external auditor or outside counsel, as necessary and communicate directly with the Corporation’s shareholders.

(g)

Delegate authority, to the extent permitted by applicable law, to one or more designated members of the Committee, including the authority to pre- approve all permitted non-audit services, provided that such decisions are reported to the full Committee at its next scheduled meeting.

(h)	Take such other actions as are authorized by this Charter or by other Corporation policies approved by the Board.

3. Composition

(a)	The Committee must consist of at least three directors, as determined by resolution of the Board from time to time.

(b)	No member of the Committee can have participated in the preparation of the Corporation’s or any of its subsidiaries’ financial statements at any time during the past three years.

(c)	The Board, or any committee delegated by the Board, will recommend to the Board applicable directors for appointment to the Committee and the Chair of the Committee.

(d)

If and whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers so long as there continue to be at least three members on the Committee. If at any time a vacancy exists on the Committee that the Board is required to fill, the Board may appoint a new member to fill such vacancy by ordinary resolution of the Board.

(e)	Subject to the exemptions contemplated by NI 52- 110, Rule 10A-3 and Rule 5605, each member of the Committee shall be independent, pursuant to the requirements of NI 52 -110, Rule 10A-3 and Rule 5605.

(f)

Each Committee member must be financially literate as defined in NI 52-110 and must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement .

(g)

At least one member of the Committee must be an “audit committee financial expert” under Item 407 of Regulation S-K or otherwise have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background which results in the individual’s financial sophistication.

(h)	The Board or the Committee may, from time to time, establish policies limiting the number of committees which Committee members may be appointed to.

4. Meetings

(a)	The Committee must meet at least four times per year, and at least annually, privately, with each of management and the external auditor.

(b)

The greater of two members or 50% of the members of the Committee shall constitute a quorum. All resolutions of the Committee shall be made by a majority of its members present at a meeting duly called and held. All Committee members are expected to attend each meeting, in person or by telephone or video conference. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

(c)

The Committee may invite such officers, directors and employees of the Corporation as it deems necessary or advisable from time to time to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

(d)

The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee. Following a Committee meeting, the Committee Chair shall report on the Committees’ activities to the Board at the next Board meeting. The Committee must keep and approve minutes of its meetings in which shall be recorded all action taken by it, which minutes must be made available to the Board as soon as practicable after each meeting of the Committee.

5. Responsibilities

The Committee must:

(a)	Review significant accounting and reporting issues and understand their impact on the financial statements, including but not limited to:

	(i)	complex or unusual transactions and highly judgmental areas;

	(ii)	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles;

	(iii)	any significant variances with comparative reporting periods; and

	(iv)	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(b)

Review analyses prepared by management and/or the external auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of the selection or application of the Corporation’s accounting principles.

(c)	Review compliance with covenants under any loan agreements.

(d)	Review disclosure requirements for commitments and contingencies.

(e)

Review with management and the external auditor the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditor’s activities or on access to requested information, any significant disagreements with management, and adjustments raised by external auditors, whether or not included in the financial reports.

(f)

Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditor, including the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”), including the discussion of critical accounting estimates included therein.

(g)	Review and recommend to the Board for approval, prior to public disclosure, the annual and quarterly financial statements, MD&A and annual and interim profit or loss press releases.

(h)

Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the certification process about significant deficiencies or material weakness in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation’s internal controls and, if applicable, understand the basis upon which the certifying officers concluded that any particular deficiency or combination of deficiencies did or did not constitute a material weakness.

(i)

Review and recommend to the Board for approval, prior to public disclosure, financial information and earnings guidance provided externally, including to analysts and rating agencies if applicable. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made).

(j)

Satisfy itself that adequate procedures are in place, and periodically assess the adequacy of those procedures, for the review of any public disclosure of financial information extracted or derived from the financial statements, other than the statements themselves, the MD&A or the press releases referred to above.

(k)

Review and oversee all related party transactions for potential conflict of interest situations on an ongoing basis. The term "related party transactions" shall refer to transactions that would be required to be disclosed to the U.S. Securities and Exchange Commission pursuant to Form 20 -F, Item 7.B., notwithstanding that the Corporation may file its annual reports on a different form.

(l)	Annually review and assess the Corporation’s policies in effect from time to time, including its Timely Disclosure, Confidentiality and Insider Trading Policy and make recommendations to the Board.

6. Internal Control

The Committee shall also:

(a)	Consider the effectiveness of the Corporation’s system for internal control over financial reporting, including information technology security and control.

(b)	Review the scope of the external auditor’s review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

(c)	Review the external auditor’s management letters and management’s responses to such letters.

(d)

As requested by the Board, discuss with management and the external auditor the Corporation’s identifiable risks arising from any financial, operational or other deficiencies, the adequacy and effectiveness of the Corporation’s accounting and financial controls relating thereto, and the steps management has taken to monitor and control identified risks.

(e)

Annually review the Corporation’s disclosure controls and procedures, including any significant deficiencies in, or material non- compliance with same, and the steps management has taken to monitor and control such deficiencies or instances of non-compliance.

7. External Audit

The Committee shall also:

(a)	Review the external auditor’s proposed audit scope and approach.

(b)

Review the performance of the external auditor. Annually review the report of the external auditor on matters required to be communicated to the Committee under Section 5135 (auditors’ responsibility to consider fraud) and Section 5751 (communications with those having oversight responsibility for the financial reporting process-independence) of the Canadian Institute of Chartered Accountants handbook and Rule 5605(c) (ensuring independence of external auditor).

(c)	Report any conclusions with respect to the external auditor to the Board.

(d)	Establish and periodically assess the Corporation’s hiring policies for partners, employees and former partners and employees of the current or prior external auditor.

(e)	At least once per year, meet privately with the external auditor to discuss any matters that the Committee or the external auditor believes should be discussed privately.

(f)

Review and pre- approve, in accordance with NI 52-110 and Rule 2-01(c)(7) of Regulation S-X, any non- audit services, provided by the Corporation’s external auditor, taking into consideration whether the delivery of non-audit services will interfere with the independence of the auditors. The pre-approval of non-audit services may be further delegated to one or more independent members of the Committee, provided that said pre-approval is presented to the Committee at its first scheduled meeting following such approval. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Corporation which were not pre- approved constitutes not more than 5% of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the non- audit services are provided;

(ii) the services were not recognized by the Corporation or its subsidiaries, at the time of the engagement, to be non-audit services; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

(g)	The Committee may from time to time establish specific pre-approval policies and procedures in accordance with NI 52-110.

(h)

The Committee shall be responsible for assuring the regular rotation of the lead audit partner of Company’s external auditor and considering regular rotation of the accounting firm serving as Company’s external auditor.

(i)

The Committee shall be responsible for obtaining and reviewing on a periodic basis, and at least annually, a formal written statement from the external auditor delineating all relationships between the external auditor and Company . The Committee is responsible for discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking or recommending that the Board take appropriate action in response to the external auditor’s report to satisfy itself of the external auditor’s independence.

8. Compliance

The Committee shall also:

(a)

Annually review the effectiveness of the Corporation’s system of monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non- compliance.

(b)

Establish and periodically assess the adequacy of procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

(c)	Review findings of any examinations by regulatory agencies, and any external auditor’s observations made regarding those findings.

(d)	Review the process for communicating the Code of Business Conduct and Ethics to Corporation personnel, and for monitoring compliance therewith.

9. Reporting Responsibilities

The Committee shall also:

(a)

Report to the Board about Committee activities and issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s external auditor and internal controls over financial reporting.

(b)	Review any other reports the Corporation issues that relate to Committee responsibilities.

(c)

Liaise with the external auditor and the Board to ensure that any material issues that have arisen related to compliance and governance have been addressed and that appropriate actions have been identified and undertaken to mitigate the issues identified.

(d)	The Committee shall at least annually evaluate its own performance and the contents of this Charter, and recommend to the Board such changes to the Charter as the Committee deems appropriate.

10. Other responsibilities

The Committee shall also:

(a)	Discuss with management the Corporation’s major polices with respect to risk assessment and risk management.

(b)	Perform other activities related to this Charter as requested by the Board.

(c)	Institute and oversee special investigations as required with respect to the discharge of the Committee’s duties hereunder.

(d)	Ensure appropriate disclosure of this Charter as may be required by applicable law.

11. Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of:

(a)	Compensation to the external auditor;

(b)	Compensation to any counsel and advisers employed by the Committee pursuant to the terms of this Charter; and

(c)	Ordinary administrative expenses of Committee that are necessary or appropriate in carrying out its duties.